UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2022

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Deputy President & Senior Executive Officer / Group CFO

MIZUHO Mizuho Financial Group Convocation Notice of the 20th Ordinary General Meeting of Shareholders FY2021 (April 1, 2021 - March 31, 2022) (Securities Code 8411) This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

∎ Table of Contents

p.4	Message to our shareholders (stakeholders)
p.16	Convocation notice of the 20th Ordinary General Meeting of Shareholders
p.18	Reference materials for the General Meeting of Shareholders
p.43	Business Report for the 20th Fiscal Year
p.104	Consolidated Financial Statements and other related documents
p.118	Reference
Mizuho Financial Group’s cross-shareholdings of other listed companies

Forward-looking Statements

This material contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: the development and impact of the novel coronavirus, incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign exchange rate fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5–Year Business Plan and other strategic initiatives and measures effectively; the effectiveness of our operation, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere, problems related to our information technology systems and cyber attacks; changes to applicable laws and regulations; and the effect of climate change.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K/A furnished to the SEC on December 29, 2021, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Message to our shareholders (stakeholders)

1 For Stable Business Operations

We announced a business improvement plan on January 17, 2022 based on the business improvement order issued on November 26, 2021.

∎ Progress of business improvement plan

Main measures for improvement			Actions	Progress
Prevention of system failures	Recurrence prevention	Improvement on locations where the system failures occurred	Inspect and modify systems at the locations that were the direct causes of system failures. (Replace damaged hardware, modify functions, clarify work procedures and enhance the testing structure.)	Completed
		Improvement on similar locations	Inspect and modify systems by expanding the scope to locations where similar events could occur.	Completed
	Prevention	Inspection of important infrastructure platforms	Inspect and modify important systems to ensure that there is no significant failure risk.	Ongoing in the order starting from important systems and equipment
		Inspection of applications	Inspect and modify important systems to ensure their stable operation (whether settings are appropriate in light of any increase/decrease of transaction volume or other factors).
Enhancement of system failure response capabilities	Customer support in which system and business contingency plans are working in conjunction		IT and user departments collaboratively confirm contingency plans, conduct training and take other measures to ensure prompt customer support in the case of system failure.	Ongoing in the order starting from important operations
ATM specification change and the enhancement of customer support capability

Change specifications to prevent ATM cards and bankbooks from being captured, in order not to keep customers waiting in the event of problems arising from the machines, and introduce specifications such as to display information to customers on statements.

Completed
			Install cameras with speakers in ATM booths to ensure prompt customer support in the event of problems arising from the machines.	Ongoing installation
			Continuous efforts to further improve specifications in order not to keep customers waiting.	Ongoing

Governance	Business operations based on on-site feedback from IT departments and appropriate personnel allocation	Visualize the operations and personnel required for the maintenance and operation phases. Appropriately allocate the required personnel based on the actual situations of frontline offices.	A framework has been established, which is being tested from the operations perspective before being adopted as a regular policy.
	Enhancement of IT system risk management	Appropriately comprehend and analyze system risks by improving management items and details and promoting in depth discussions on risk awareness and countermeasures at the senior management level.	Management items have been revised, and discussions are currently being promoted.
	Legal compliance	Develop procedures and structures related to foreign exchange laws and regulations. Conduct training for directors, executive officers and employees to further improve overall legal compliance.	Procedures and structures have been developed, and training has been conducted. Continuous efforts to implement the measures.
Personnel and organizations	Reforming corporate culture	Improve business operations and communication throughout the organizations and ensure continued efforts to implement the measures for improvement mentioned in the business improvement plan.	Ongoing throughout the organizations

Message to our shareholders (stakeholders)

2 Corporate Governance System

∎ Basic policy

Ensuring the separation of supervision and management	Secure the effectiveness of corporate governance by ensuring the separation of supervision and management and making supervision of the management, such as the execution of duties by executive officers (as defined in the Companies Act), the primary focus of the Board of Directors

Delegating decisions on business execution to the executive officers (as defined in the Companies Act)	Make it possible for the management to make swift and flexible decisions and realize expeditious corporate management by enabling the Board of Directors to delegate decisions regarding business execution to the executive officers (as defined in the Companies Act) to the greatest extent possible

Securing independence of management supervision	Utilize committees and other forms of oversight, comprised mainly of outside directors who are not members of the management of Mizuho, and secure transparency and fairness in decision-making processes regarding the appointment and dismissal of, and compensation for, the management as well as ensure effective supervision of the management

Adopting global standards	At the holding company level, actively adopt operations and practices regarding corporate governance that are endorsed globally

∎ Principal features

Organizational structure	Fairness and transparency

Adopted a Company with Three Committees model of corporate governance

This structure consists of a Board of Directors, Nominating Committee, Compensation Committee and Audit Committee, and enables executive officers (as defined in the Companies Act) to perform their duties most effectively.

The members of the Nominating Committee and the Compensation Committee shall all be outside directors.

The chairman of the Board of Directors shall be an outside director.

The Chairmen of the Nominating, Compensation and Audit Committees shall be outside directors.

Decision-making regarding the appointment and dismissal of, and compensation for, the management is primarily conducted by outside directors.

As a general rule, the President & CEO of a subsidiary may not concurrently serve on the Mizuho Financial Group Board of Directors while holding their post as President & CEO.	Appropriate disclosure in line with Japan’s Corporate Governance Code

∎ Diagram

Mizuho Financial Group General Meeting of Shareholders Appointment of directors Determines the content of proposals regarding the appointment and dismissal of directors Board of Directors Supervision Outside directors Internal non-executive directors Internal directors who concurrently serve as executive officers Determines compensation Nominating Committee Human Resources Review Meeting Compensation Committee Audit Committee Risk Committee Outside Director Session Audits the execution of duties Appoints and dismisses executive officers Delegates decisions on business execution Supervises the execution of duties Audits the execution of duties by executive officers Determines the Compensation for executive officers Management Executive officers Makes decisions on business execution, based on delegation from the Board of Directors, and implements business execution Mizuho Bank Mizuho Trust & Banking Mizuho Securities Board of Directors Audit and Supervisory Committee Collaborate General Meeting of Shareholders

∎ Report on the operational status of the Board of Directors and the three legally-required committees in FY2021

Board of Directors The Chairman of the Board of Directors is an outside director. Non-executive director ratio 62% (8 out of 13 directors) Chairman Izumi Kobayashi The Board of Directors makes decisions on business execution such as the basic management policy and supervises directors and executive officers (as defined in the Companies Act). Operational status The Board of Directors had discussions regarding, among other matters, the monitoring of the responses to the system failures, the approval of the business improvement plan, the human resource policies for selecting personnel and developing candidates for the establishment of our executive system, the initiatives for cyber security, the capital management and shareholder return policy, the initiatives for sustainability, including the response to climate change, the promotion of diversity and inclusion, as well as future human resource strategies. Nominating Committee All members are outside directors. Outside director ratio 100% Chairman Tatsuo Kainaka Among other things, the Nominating Committee makes decisions on the content of proposals regarding the appointment and dismissal of directors that are submitted to general meetings of shareholders. Operational status The Nominating Committee had discussions regarding the Group CEO succession, the status of the formulation and implementation of the succession plan, the ideal form of the Board of Directors, which takes into account the different roles among the holding company and operating entities, and director nomination and appointment for the fiscal year ending March 31, 2023 at Mizuho Financial Group, Inc. and the Three Core Companies*. The background and other matters regarding the appointment of the Group CEO are disclosed in the Corporate Governance Report. * “Three Core Companies” refers to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

Compensation Committee All members are outside directors. Outside director ratio 100% Chairman Masami Yamamoto The Compensation Committee determines the basic policy for determination of executive compensation and the compensation for each individual director and executive officer (as defined in the Companies Act) and conducts other matters. Operational status From the perspective of providing appropriate Incentives to executives. The Compensation Committee discussed, among others, the appropriateness of the levels and composition of compensation, based on overall trends in executive compensation and the economic environment in Japan and overseas, and the improvement of transparency regarding the basis for determining variable compensation amounts, including the materialization of the factors determining compensation related to sustainability. Operational status Among other things, the Audit Committee audited the execution of duties by the directors and executive officers (as defined in the Companies Act), monitored and inspected the state of the establishment and management of the internal control system as well as that of the corporate management of subsidiaries and affiliates, and determined the contents of proposals regarding the appointment, dismissal and non-reappointment of Independent Auditor. Moreover, the Committee monitored, on a priority basis, the progress of the 5-Year Business Plan, the efforts to enhance governance and other relevant matters. Audit Committee The majority of the members are outside directors. Out director ratio 75% Chairman Takashi Tsukioka The Audit Committee audits the legality and appropriateness of the execution of duties by directors and executive officers (as defined in the Companies Act).

Message to our shareholders (stakeholders)

3 Summary of Financial Results

•  Supported by the strong earnings of the Customer Groups, Consolidated Net Business Profits made steady progress toward achieving our target under the 5-Year Business Plan (approximately JPY 900.0 billion for fiscal year 2023), despite a decrease in the earnings for the Markets due primarily to the rising interest rates in the United States.

•  Profit Attributable to Owners of Parent increased on a year-on-year basis supported by increased net business profits, even though we recorded the maximum amount for Credit-related Costs ahead of schedule in order to prepare for the deteriorating situation in Russia and other situations.

∎ Highlight of financial results

(JPY billion)	FY2021	YoY
Consolidated Net Business Profits [1]	853.1	53.4	á

Customer Groups [2]	678.0	127.9	á

Markets [2]	150.5	(121.2	) ¯
Credit-related Costs	(235.1)	(30.2	) ¯
Profit Attributable to Owners of Parent	530.4	59.4	á

Consolidated ROE [3]	6.4%	0.5%	á

Consolidated Net Business Profits1 Target Approx. JPY 900.0 billion JPY 853.1 billion JPY 799.7 billion Before recording one-time losses4 JPY 603.1 billion JPY 408.3 billion Customer Groups FY 2018 FY2020 FY2021 FY2023 Credit-related Costs FY2020 FY2021 (JPY 204.9 billion) (JPY 235.1 billion) (JPY 116.1 billion) Credit portfolio of the entire group5 Percentage of credit related to Russia 0.2% (USD 2.92 billion) In addition to reserves recorded for direct effects on credit related to Russia, we responded to extended indirect effects ahead of schedule to the maximum extent possible

Notes

1:

Consolidated Gross Profits (including Net Gains (Losses) related to ETFs and others) – G&A Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments.

2:	New management accounting rules were applied in fiscal year 2021. Figures for YoY were recalculated based on the new rules.

The amount in respect of Customer Groups is the sum total of JPY 96.4 billion for Retail & Business Banking Company (increase of JPY 35.1 billion YoY), JPY 297.3 billion for Corporate & Institutional Company (increase of JPY 27.2 billion YoY), JPY 263.9 billion for Global Corporate Company (increase of JPY 56.5 billion YoY) and JPY 20.3 billion for Asset Management Company (increase of JPY 9.0 billion YoY).

The amount in respect of Markets is that of Global Markets Company.

3:	Excluding Net Unrealized Gains (Losses) on Other Securities.

4:	Prior to reflecting one-time losses of JPY 194.7 billion recorded in light of structural reforms.

5:	Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd. on a consolidated basis

Message to our shareholders (stakeholders)

4 Dividend

∎ Cash dividend for fiscal year 2021

	FY2021	YoY
Annual cash dividend	JPY 80	+JPY 5[1]

Interim cash dividend	JPY 40	+JPY 2.50[1]
Fiscal year-end cash dividend	JPY 40	+JPY 2.50

Date of sending of financial statements	Date of commencement of payment of fiscal year-end cash dividend
June 3, 2022	June 6, 2022

<Capital management and shareholder return policy>

We pursue the optimum balance between capital adequacy, growth investment and enhancement of shareholder returns.

Progressive dividends being our principal approach while executing flexible and intermittent share buybacks.

•  As for the dividends, we will decide based on the steady growth of our stable earnings base, taking 40% of the dividend payout ratio as a guide into consideration.

•  As for share buybacks, we will consider our business results and capital adequacy, our stock price and the opportunities for growth investment in determining the execution.

We maintained our CET1 capital ratio at the target level under the 5-Year Business Plan and continued to ensure a resilient capital base. Common Equity Tier 1 (CET1) capital ratio2 Target level: Lower end of the 9-10% range 9.3% (Mar. 31, 2022) 8.2% (Mar. 31, 2019) Regulatory requirement: 8.0% Annual cash dividend per share of common stock1 Dividend payout ratio Before recording one-time losses3 197% 31% 32% 33% 42% 40% 38% JPY75 JPY75 JPY75 JPY75 JPY75 JPY80 FY2018 FY2017 FY2018 FY2019 FY2020 FY2021

Notes

1:	Past dividends reflect the impact of the share consolidation of common stock that was implemented effective as of October 1, 2020.

2:

Basel III finalization fully-effective basis (excluding Net Unrealized Gains (Losses) on Other Securities; including the effect of partially fixing unrealized gains on stocks through hedging transactions).

3:	Prior to reflecting one-time losses of JPY 194.7 billion recorded in light of structural reforms.

Message to our shareholders (stakeholders)

5 Sustainability

∎ Sustainability at Mizuho

Contributing to environmental conservation and the sustainable development and prosperity of the economy, industry and society around the world, as well as achieving sustainable and steady growth for Mizuho

∎ Main indices which include Mizuho1

1: As of May 2022

∎ Efforts to address climate change and decarbonization

2022 MSCI ESG Leaders Indexes Constituent STOXX Member 2022/2023 ESG Leaders Indices FTSE4Good With respect to climate change, which is one of the most crucial global issues, Mizuho will pursue efforts to limit the global average temperature rise to 1.5°C and will contribute to achieving a low-carbon society by 2050. Sustainable finance Results: JPY 13.1 trillion (of which JPY 4.6 trillion in environmental finance) (preliminary cumulative total for FY2019 - FY2021) Investment quota in transition areas Commence operations with an expected quota of JPY 50 billion Amount of arranged sustainable finance (loans)2 #1 worldwide among Japanese banks #1 in Asia Publicly offered SDG bonds underwriting amount2 #1 in Japan Engagement (constructive dialogue) with our clients Dialogue from perspective of responsible financing and investment Approx. 1,000 Companies Dialogue regarding the promotion of our clients’ sustainability initiatives Approx. 1,300 companies

2: April 2021 to March 2022    Source: Refinitiv

∎ Roadmap to Net-Zero in 2050

FY 2019 FY 2021 FY 2022 FY 2023 FY 2024 2030 2040 2050 3: Total from FY 2019
4: Reduction target compared to the end of FY 2019
Reductions by MHFG Promoting decarbonization for our clients Achievement Of low-carbon society CO2 Net-Zero Zero Credit balance for coal-fired power plants Decreased by 50%4 Greenhouse gas emissions by MHFG Carbon neutral Ahead of schedule Incrementally set interim targets Incrementally set targets for other sectors Interim Target year Electricity Greenhouse gas emissions through financing and investments Sustainable finance Total: JPY 25 trillion 3

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

(Securities code: 8411)

June 3, 2022

To our shareholders

CONVOCATION NOTICE OF

THE 20TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Please be advised that the 20th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. will be held as set forth below.

If you are not able to attend the meeting, please exercise your voting rights in advance via the Internet (by using smartphones or other devices) or in writing, after examining the reference materials for the ordinary general meeting of shareholders set forth below (pages 18 through 42).

We will be live broadcasting the meeting to shareholders over the Internet. Even if you wish to watch the live broadcast, we respectfully request that you exercise your voting rights in advance.

Izumi Kobayashi

Chairman of the Board of Directors

Mizuho Financial Group, Inc.

5-5, Otemachi 1-chome,

Chiyoda–ku, Tokyo

Details

1.	Date and time:	10:00 a.m. on Tuesday, June 21, 2022 (doors open at 9:00 a.m.)

2.	Venue:	Tokyo International Forum (Hall A) 5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

3.	Purpose of the Meeting:

Matters to be reported:

Report on the Business Report for the 20th fiscal year (from April 1, 2021 to March 31, 2022), on the consolidated financial statements, on the non-consolidated financial statements and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee

Matters to be resolved:

Company’s Proposal

Proposal 1: Appointment of twelve (12) directors

Proposal 2: Partial amendment to the Articles of Incorporation

-End of notice-

Any corrections made to the reference materials for the ordinary general meeting of shareholders, the Business Report, the consolidated financial statements and the non-consolidated financial statements shall be announced on our website.

Notes:

•

In the case of attendance by proxy, please appoint as a proxy one of the shareholders holding voting rights at this general meeting of shareholders, and submit the document certifying the authority of such proxy.

•	If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.

•	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.

Reference materials for the General Meeting of Shareholders

Company’s proposal

Proposal 1: Appointment of twelve (12) directors

Of the thirteen (13) directors appointed at the 19th Ordinary General Meeting of Shareholders, Mr. Tatsufumi Sakai resigned as a director as of April 1, 2022, and the term of office of the other twelve (12) directors will expire at the closing of this Ordinary General Meeting of Shareholders. Therefore, we propose the appointment of twelve (12) directors in accordance with the determination by the Nominating Committee.

All six (6) outside director candidates satisfy the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group. (For an overview of the independence standards above, please see page 39.)

Composition and Diversity of the Board of Directors

∎ Composition of the Board of Directors

∎ Term of office	∎ Age

5 persons 6 persons 4 persons 2 persons Percentage of outside and nonexecutive officers 62% 67% Percentage of outside directors 46% 50% Outside directors Non-executive directors (internal) Directors who concurrently serve as executive officers (As of the appointment for FY 2020) (As of the appointment for FY 2021) More than 4 years 25% Within 4 years 25% Average years in office 2.8 years Within 2 years 50% 70s 80s 33% 60s 17% Under 60 50% Average age 64.7 y/o

Composition of the Board of Directors

Mizuho Financial Group believes that, in addition to conducting strategic direction within the group, it is important for our Board of Directors to appropriately fulfill the role of supervising the implementation of governance functions across the group and across subsidiaries under group management. As such, our Board of Directors is composed of an appropriate balance of internal directors who have insight into the group’s business model, and outside directors who possess complex and diverse perspectives that we may not have within the group.

Approach to considering candidates for membership of the Board of Directors

The criteria for appointing a director is established in the Corporate Governance Guidelines, and includes consideration of the supervisory role Mizuho Financial Group fulfills in its capacity as the holding company. Regarding candidates for outside director positions, we primarily consider those in senior management roles who have expertise in areas including finance, financial control, accounting, law, and technology, and who we can expect to successfully carry out supervisory functions from both a global and sustainable perspective. Candidates for internal director positions must be capable of the appropriate execution of group business management, and must have insight into financial operations, financial regulations, and Mizuho’s business model.

Candidate No.	Candidate’s Name			Year of appointment	Current title and assignment at Mizuho Financial Group	Experience and expertise
						Corporate Management	Finance	Financial Control and Accounting	Law	Technology
1	Tatsuo Kainaka	Male	Reappointment / Independent Outside Director	2014	Member of the Board of Directors Chairman of the Nominating Committee Member of the Compensation Committee Member of the Audit Committee				•

2	Yoshimitsu Kobayashi	Male	Reappointment / Independent Outside Director	2020	Member of the Board of Directors Member of the Nominating Committee	•				•

3	Ryoji Sato	Male	Reappointment / Independent Outside Director	2020	Member of the Board of Directors Member of the Audit Committee	•		•

4	Takashi Tsukioka	Male	Reappointment / Independent Outside Director	2021	Member of the Board of Directors Member of the Nominating Committee Member of the Compensation Committee Chairman of the Audit Committee	•

Candidate No.	Candidate’s Name			Year of appointment	Current title and assignment at Mizuho Financial Group	Experience and expertise
						Corporate Management	Finance	Financial Control and Accounting	Law	Technology
5	Masami Yamamoto	Male	Reappointment / Independent Outside Director	2019	Member of the Board of Directors Member of the Nominating Committee Chairman of the Compensation Committee	•				•

6	Izumi Kobayashi	Female	Reappointment / Independent Outside Director	2017	Member of the Board of Directors Chairman of the Board of Directors Member of the Nominating Committee Member of the Risk Committee	•	•

*	The “Experience and expertise” column shows the experience and expertise that candidates for director have in particular.

Candidate No.	Candidate’s Name			Year of appointment	Current title and assignment at Mizuho Financial Group	Experience and expertise
						Business strategy and Management	Financial Control and Accounting	Risk Management	Human Resources and Organaization	Global
7	Seiji Imai	Male	Reappointment / Internal Non- Executive Director	2021	Chairman (Kaicho), Member of the Board of Directors (Note)	•				•

8	Hisaaki Hirama	Male	Reappointment / Internal Non- Executive Director	2019	Member of the Board of Directors Member of the Audit Committee Chairman of the Risk Committee		•	•

9	Masahiro Kihara	Male	New appointment	—	President & Group CEO (Representative Executive Officer)	•	•	•		•

10	Makoto Umemiya	Male	Reappointment	2017

Member of the Board of Directors

Deputy President & Senior Executive Officer (Representative Executive Officer)

Chief Digital Innovation Officer (Group CDIO)

Head of Financial Control & Accounting Group (Group CFO)

							•

11	Motonori Wakabayashi	Male	Reappointment	2019	Member of the Board of Directors Senior Executive Officer Head of Risk Management Group (Group CRO)	•		•

12	Nobuhiro Kaminoyama	Male	Reappointment	2021	Member of the Board of Directors Senior Executive Officer Head of Human Resources Group (Group CHRO)				•

Note: Chairman (Kaicho) Imai engages in our external activities, but does not chair the Board meetings. The Board meetings will be chaired by the independent director chair Izumi Kobayashi.

Candidate No. 1	Tatsuo Kainaka	Reappointment / Independent Outside Director

Date of birth	January 2, 1940 (Age 82)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Chairman of the Nominating Committee Member of the Compensation Committee Member of the Audit Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 4,847 shares Potential number of additional shares of common stock to be held: 5,827 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2021)	The Board of Directors: 24/24 meetings (100%) The Nominating Committee: 19/19 meetings (100%) The Compensation Committee: 10/10 meetings (100%) The Audit Committee: 21/21 meetings (100%)

Term in office as a director	8 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He has served in positions such as Superintending Prosecutor of the Tokyo High Public Prosecutors Office and Justice of the Supreme Court, and he is currently active as an attorney-at-law. We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, (i) strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors, and (ii) the further enhancement of our corporate governance, compliance and crisis management framework, from a perspective independent from that of the management, leveraging his extensive experience, deep insight and high level of expertise.

Although he has not previously been engaged in management of a company other than in his career as an outside director and outside audit & supervisory board member, we believe he will fulfill the duties of an outside director of Mizuho Financial Group appropriately due to the reasons stated above.

Candidate’s independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The relationship between him, as attorney-at-law, and the group does not affect his independence, for reasons including that neither he nor the law office to which he belongs, i.e., Takusyou Sogo Law Office, have received any money or proprietary benefit from the group other than the compensation he receives as an outside director of Mizuho Financial Group.

Activities on the Board of Directors and committees

By leveraging his extensive experience, deep insight and high level of expertise in the legal profession, at the Board of Directors Meeting, he provides opinions and suggestions concerning (i) the desirable compliance measures and (ii) the efforts to reform the corporate culture. In addition, at the Nominating Committee, as the Chairman, he played an appropriate role in performing the supervisory functions by, among other matters, leading the discussions on the Group CEO’s personnel requirements, multifaceted evaluation of the candidates and the desirable Board of Directors in light of the role of a holding company, when the Group CEO was replaced.

Brief personal record

April 1966	Appointed as Public Prosecutor
January 2002	Superintending Prosecutor of the Tokyo High Public Prosecutors Office
October 2002	Justice of the Supreme Court
March 2010	Admitted to the Tokyo Bar Association
April 2010	Joined Takusyou Sogo Law Office (current)
January 2011	President of the Life Insurance Policyholders Protection Corporation of Japan
November 2013	Member of the Board of Directors (Outside Director) of BK (until June 2014)
June 2014	Member of the Board of Directors (Outside Director) of FG (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd.

Status of major concurrent offices

Attorney-at-law at Takusyou Sogo Law Office

Corporate Auditor (External) of Oriental Land Co., Ltd.

Candidate No. 2	Yoshimitsu Kobayashi	Reappointment / Independent Outside Director

Date of birth	November 18, 1946 (Age 75)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Nominating Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 2,844 shares Potential number of additional shares of common stock to be held: 3,197 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year2021)	The Board of Directors: 24/24 meetings (100%) The Nominating Committee: 19/19 meetings (100%)

Term in office as a director	2 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

In addition to serving as Representative Director, Member of the Board, President and Chairperson of Mitsubishi Chemical Holdings Corporation, he was the Chairperson of Japan Association of Corporate Executives, a Chairman of the Council for Promotion of Regulatory Reform, a member of the Council for Science, Technology and Innovation, and a member of the Council on Economic and Fiscal Policy, among others. Currently, he is active as a Member of the Board of Mitsubishi Chemical Holdings Corporation and the Chairman of the Board of Directors of Tokyo Electric Power Company Holdings, Inc. We propose to appoint him as a candidate for outside director based on our conclusion that he will be able to significantly contribute to, among other matters, strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management, leveraging, among other matters, his extensive experience as a senior executive of a global corporation and deep insight in corporate governance.

Candidate’s independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The business relationship between Tokyo Electric Power Company Holdings, Inc., where he serves as Chairman of the Board of Directors , and the group does not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the group of the consolidated net sales of Tokyo Electric Power Company Holdings, Inc., and (ii) the percentage of gross profits gained through the business with group companies of Tokyo Electric Power Company Holdings, Inc. of the consolidated gross profits of Mizuho Financial Group, are less than 1%, respectively.

Activities on the Board of Directors and committees

By leveraging his broad experience and deep insight about corporate governance as a senior executive, he provides opinions and suggestions on sustainability and business continuity management among other matters at the Board of Directors Meeting. In addition, at the Nominating Committee, he played an appropriate role in performing the supervisory functions by, among other matters, actively providing opinions on the desirable Board of Directors in light of the role of a holding company as well as the replacement of the Group CEO.

Brief personal record

December 1974	Joined Mitsubishi Chemical Industries Corporation (current Mitsubishi Chemical Corporation)
April 2005	Managing Executive Officer of Mitsubishi Chemical Corporation President and CEO of Mitsubishi Chemical Group Science and Technology Research Center, Inc.
June 2006	Member of the Board of Mitsubishi Chemical Holdings Corporation Chairman of Mitsubishi Kagaku Institute of Life Sciences
February 2007	Member of the Board, Managing Executive Officer of Mitsubishi Chemical Corporation
April 2007

Representative Director, Member of the Board, President of Mitsubishi Chemical Holdings Corporation

Representative Director, Member of the Board, President and Chief Executive Officer, of Mitsubishi Chemical Corporation

April 2009	Member of the Board, President of The KAITEKI Institute, Inc.
June 2012	Outside Director of Japan Display Inc. (until March 2015) Outside Director of Tokyo Electric Power Co., Inc. (until March 2015)
February 2015	Member of the Board, Chairman, The KAITEKI Institute, Inc.
April 2015	Chairman, Japan Association of Corporate Executives (until April 2019)
June 2015	Member of the Board, Chairperson of Mitsubishi Chemical Holdings Corporation
September 2015	Outside Director of Toshiba Corporation (until July 2020)
June 2018	Chairman of Board of Directors, Outside Director of Toshiba Corporation (until July 2020)
June 2020	Member of the Board of Directors (Outside Director) of FG (current)
June 2021

Member of the Board of Mitsubishi Chemical Holdings Corporation (current)

Member of the Board of The KAITEKI Institute, Inc. (current)

Chairman of the Board of Directors of Tokyo Electric Power Company Holdings, Inc. (current)

Definitions: FG: Mizuho Financial Group, Inc.

Status of major concurrent office

Member of the Board of Mitsubishi Chemical Holdings Corporation

Member of the Board of The KAITEKI Institute, Inc.

Chairman of the Board of Directors of Tokyo Electric Power Company Holdings, Inc.

Candidate No. 3	Ryoji Sato	Reappointment / Independent Outside Director

Date of birth	December 7, 1946 (Age 75)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Audit Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 1,922 shares Potential number of additional shares of common stock to be held: 3,197 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year2021)	The Board of Directors: 24/24 meetings (100%) The Audit Committee: 21/21 meetings (100%)

Term in office as a director	2 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He has served in positions such as Chief Executive Officer (CEO) of Deloitte Touche Tohmatsu LLC and Chairman of the Audit Committee of Toshiba Corporation, and he is currently active as a certified public accountant. We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors from a perspective independent from that of the management, leveraging his extensive experience, deep insight and high level of expertise.

Although he has not previously been engaged in management of a company other than in his career as an outside director and outside audit & supervisory board member, we believe he will fulfill the duties of an outside director of Mizuho Financial Group appropriately due to the reasons stated above and his considerable expertise in finance and accounting as a certified public accountant.

Candidate’s independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

With respect to the relationship between him, as a certified public accountant, and the group, he has not received any money or proprietary benefit from the group.

Activities on the Board of Directors and committees

By leveraging his extensive experience, deep insight and high level of expertise in finance and accounting as a certified public accountant, he provides opinions and suggestions on various proposals from, among others, the viewpoint of financial impacts at the Board of the Directors Meeting. In addition, at the Audit Committee, he played an appropriate role in performing supervisory functions by, among other matters, leading discussions on internal controls over financial reporting and the desirable accounting audit that takes into account international trends.

Brief personal record

April 1969	Joined Nikko Securities Co., Ltd (current SMBC Nikko Securities Inc.)
October 1971	Joined Tohmatsu Awoki & Co. (current Deloitte Touche Tohmatsu LLC)
February 1975	Registered as Certified Public Accountant
January 1978	New York Office, Touche Ross
September 1979	London Office, Touche Ross
May 1983	Partner of Tohmatsu Awoki & Co.
June 2001	Managing Partner of Deloitte Touche Tohmatsu LLC, Tokyo Office
June 2004	Representative Partner and Managing Partner of Deloitte Touche Tohmatsu LLC, Tokyo Office
June 2007	Chief Executive Officer of Deloitte Touche Tohmatsu LLC
November 2010	Senior Advisor of Deloitte Touche Tohmatsu LLC (until May 2011)
June 2011	Audit & Supervisory Board Member of Kubota Corporation (until June 2015)
September 2015	Outside Director of Toshiba Corporation (until June 2019)
July 2016	Audit & Supervisory Board Member of Nippon Life Insurance Company (current)
June 2020	Member of the Board of Directors (Outside Director) of FG (current)

Definitions: FG: Mizuho Financial Group, Inc.

Status of major concurrent offices

Audit & Supervisory Board Member of Nippon Life Insurance Company

Candidate No. 4	Takashi Tsukioka	Reappointment / Independent Outside Director

Date of birth	May 15, 1951 (Age 71)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Nominating Committee Member of the Compensation Committee Chairman of the Audit Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 577 shares Potential number of additional shares of common stock to be held: 1,370 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2021)[2]	The Board of Directors: 20/20 meetings (100%) The Nominating Committee: 16/16 meetings (100%) The Compensation Committee: 7/7 meetings (100%) The Audit Committee: 13/13 meetings (100%)

Term in office as a director	1 year (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He has served as Representative Director President and Chief Executive Officer, and Chairman and Representative Director of Idemitsu Kosan Co.,Ltd. and President of Petroleum Association of Japan. We propose to appoint him as a candidate for outside director based on our conclusion that he will be able to significantly contribute to, among other matters, strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management, leveraging his deep insight that he has cultivated in Japan and overseas as a senior executive in the renewable energy field and his extensive knowledge and expertise pertaining to sustainability through, among other matters, renewable energy.

Candidate’s independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

Activities on the Board of Directors and committees

By leveraging his extensive experience and deep insight in the energy field that he has cultivated in Japan and overseas, he provides opinions and suggestions on efforts to reform corporate culture and on human resource strategies at the Board of Directors Meeting. In addition, at the Audit Committee, as the Chairman, he played an appropriate role in performing of the supervisory functions by, among other matters, by monitoring the status of implementation of management plans and efforts to improve the level of governance.

Brief personal record

April 1975	Joined Idemitsu Kosan Co.,Ltd.
July 2002	General Manager of Kobe Branch of Idemitsu Kosan Co.,Ltd.
April 2005	General Manager of Chubu Branch of Idemitsu Kosan Co.,Ltd.
June 2007	Executive Officer and General Manager of Supply & Logistics Department of Idemitsu Kosan Co.,Ltd.
June 2008	Managing Executive Officer and General Manager of Supply & Logistics Department of Idemitsu Kosan Co.,Ltd.
June 2009	Director and General Manager of Supply & Logistics Department of Idemitsu Kosan Co.,Ltd.
June 2010	Managing Director and Managing Executive Officer and General Manager of Corporate Planning Department of Idemitsu Kosan Co.,Ltd.
April 2011	Managing Director of Idemitsu Kosan Co.,Ltd.
June 2012	Executive Vice President and Representative Director of Idemitsu Kosan Co.,Ltd.
June 2013	Representative Director and Chief Executive Officer of Idemitsu Kosan Co.,Ltd.
April 2018	Chairman and Representative Director of Idemitsu Kosan Co.,Ltd.
June 2020	Special Advisor of Idemitsu Kosan Co.,Ltd. (current)
June 2021	Member of the Board of Directors (Outside Director) of FG (current)

Definitions: FG: Mizuho Financial Group, Inc.

Status of major concurrent office

Special Advisor of Idemitsu Kosan Co.,Ltd.

Candidate No. 5	Masami Yamamoto	Reappointment / Independent Outside Director

Date of birth	January 11, 1954 (Age 68)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Nominating Committee Chairman of the Compensation Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 11,470 shares Potential number of additional shares of common stock to be held: 4,586 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2021)	The Board of Directors: 24/24 meetings (100%) The Nominating Committee: 19/19 meetings (100%) The Compensation Committee: 10/10 meetings (100%)

Term in office as a director	3 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

After serving as the Representative Director, President and the Representative Director, Chairman of Fujitsu Limited, he is currently active as Director, Senior Advisor of this company. We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management, leveraging his extensive experience as a senior executive of a global corporation and deep insight and expertise in the field of technology.

Candidate’s independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The business relationship between Fujitsu Limited, where he serves as Director, Senior Advisor, and the group does not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the group of the consolidated net sales of Fujitsu Limited, and (ii) the percentage of gross profits gained through the business with group companies of Fujitsu Limited of the consolidated gross profits of Mizuho Financial Group, are less than 1%, respectively.

Activities on the Board of Directors and committees

By leveraging his extensive experience as a senior executive and his deep insight and expertise in the field of technology, he provides opinions and suggestions on cyber security and human resource strategies at the Board of Directors Meeting. In addition, at the Compensation Committee, as the Chairman, he played an appropriate role in performing supervisory functions by, among other matters, leading discussions on further improving the transparency of the basis for determining variable compensation, including, among other matters, the embodiment of the compensation determining factors related to sustainability, from the perspective of providing appropriate incentives to directors and officers.

Brief personal record

April 1976	Joined Fujitsu Limited
June 2004	Executive Vice President, Personal Systems Business Group of Fujitsu Limited
June 2005	Corporate Vice President* of Fujitsu Limited
June 2007	Corporate Senior Vice President* of Fujitsu Limited
January 2010	Corporate Senior Executive Vice President of Fujitsu Limited
April 2010	President of Fujitsu Limited
June 2010	Representative Director, President of Fujitsu Limited
June 2015	Representative Director, Chairman of Fujitsu Limited
June 2017	Director, Chairman of Fujitsu Limited Outside Director of JFE Holdings (current)
June 2019	Member of the Board of Directors (Outside Director) of FG (current) Director, Senior Advisor of Fujitsu Limited (current)

Definitions: FG: Mizuho Financial Group, Inc.

*

In June 2009 the official titles were changed from “Corporate Vice President” and “Corporate Senior Vice President” to “Corporate Executive Officer” and “Corporate Managing Executive Officer,” respectively.

Status of major concurrent office

Director, Senior Advisor of Fujitsu Limited

Outside Director of JFE Holdings, Inc.

Candidate No. 6	Izumi Kobayashi	Reappointment / Independent Outside Director

Date of birth	January 18, 1959 (Age 63)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Chairman of the Board of Directors Member of the Nominating Committee Member of the Risk Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 4,191 shares Potential number of additional shares of common stock to be held: 5,827 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2021)	The Board of Directors: 24/24 meetings (100%) The Nominating Committee: 19/19 meetings (100%) The Risk Committee: 9/9 meetings (100%)

Term in office as a director	5 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

She has served as President and Representative Director of Merrill Lynch Japan Securities Co., Ltd., and Executive Vice President of the Multilateral Investment Guarantee Agency of the World Bank Group. We propose to appoint her as an outside director based on our conclusion that she will be able to significantly contribute to, among other matters, strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management, leveraging her extensive experience and deep insight that she has cultivated in Japan and overseas.

Candidate’s independence

She satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

Activities on the Board of Directors and committees

As the Chairman of the Board of Directors, by contributing to the separation of execution and supervision functions through appropriate management of meetings of the Board of Directors and leveraging her deep insight in the financial field and experience in managing an organization known for its diversity, she provides opinions and suggestions on, among other matters, the promotion of sustainability and diversity & inclusion, at the Board of Directors Meeting. In addition, at the Risk Committee, she played an appropriate role in performing supervisory functions by, among other matters, actively providing opinions from various perspectives.

Brief personal record

April 1981	Joined Mitsubishi Chemical Industries, Ltd. (currently Mitsubishi Chemical Corporation)
June 1985	Joined Merrill Lynch Futures Japan Inc.
December 2001	President and Representative Director of Merrill Lynch Japan Securities Co., Ltd. (until November 2008)
July 2002	Outside Director, Osaka Securities Exchange Co., Ltd.
November 2008	Executive Vice President, the Multilateral Investment Guarantee Agency of the World Bank Group
July 2013	Outside Director of ANA Holdings Inc. (current)
November 2013	Outside Director of Suntory Holdings Limited (until March 2017)
June 2014	Outside Director of Mitsui & Co., Ltd. (current)
July 2014	Member of the Risk Committee of Mizuho Financial Group (as an outside expert who is not a director) (until June 2017)
April 2015	Vice Chairperson of Japan Association of Corporate Executives (until April 2019)
June 2016	Member of the Board of Governors of Japan Broadcasting Corporation (until June 2019)
June 2017	Member of the Board of Directors (Outside Director) of FG (current)
June 2020	Outside Director of OMRON Corporation (current)

Definitions: FG: Mizuho Financial Group, Inc.

Status of major concurrent offices

Outside Director of ANA Holdings Inc.

Outside Director of Mitsui & Co., Ltd.

Outside Director of OMRON Corporation

Candidate No. 7	Seiji Imai	Reappointment / Non-Executive Director

Date of birth	June 25, 1962 (Age 59)

Current title and assignment at Mizuho Financial Group	Chairman (Kaicho), Member of the Board of Directors

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 26,984 shares Potential number of additional shares of common stock to be held: 40,911 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2021)[2]	The Board of Directors: 20/20 meetings (100%)

Term in office as a director	1 year (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate banking business (with large corporations), international business, investment banking business, business promotion and other matters as a member of the group since 1986. In addition, since he, among other matters, served as Deputy President & Senior Executive Officer (Representative Executive Officer) and the Head of Corporate & Institutional Company, he has abundant management experience. We have appointed him as a candidate for director because the utilization, as a member of the Board of Directors and from the standpoint of a director who does not concurrently serve as an executive officer, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record

April 2014	Executive Officer, General Manager of Seoul Branch of BK
April 2016	Managing Executive Officer, Head of Asia & Oceania excl. East Asia of FG Managing Executive Officer, Head of Asia & Oceania excl. East Asia of BK
April 2018	Senior Managing Executive Officer, Head of Global Corporate Company of FG (until April 2020)
April 2019	Deputy President & Executive Officer of BK
April 2020	Senior Managing Executive Officer, Head of Corporate & Institutional Company and Head of Global Products Unit of FG
April 2021

Deputy President & Senior Executive Officer, Head of Corporate & Institutional Company and Head of Global Corporate Company of FG (Member of the Board of Directors and Deputy President & Senior Executive Officer from June 2021)

April 2022	Chairman (Kaicho), Member of the Board of Directors (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd.

Status of major concurrent office

None

Candidate No. 8	Hisaaki Hirama	Reappointment / Internal Non-Executive Director

Date of birth	December 26, 1962 (Age 59)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Audit Committee Chairman of the Risk Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 21,531 shares Potential number of additional shares of common stock to be held: 14,216 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2021)	The Board of Directors: 24/24 meetings (100%) The Audit Committee: 21/21 meetings (100%) The Risk Committee: 9/9 meetings (100%)

Term in office as a director	3 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in accounting, business promotion, internal audits and other matters as a member of the group since 1986. We have appointed him as a candidate for director because the utilization, as a member of the Board of Directors, of his experience and expert knowledge in his position, as a director who does not concurrently serve as an executive officer is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

He has considerable expert knowledge concerning finance and accounting, which he gained through his experiences and career as General Manager of Accounting Department of Mizuho Financial Group, General Manager of Accounting Department of Mizuho Bank, Ltd and Audit Committee member of Mizuho Financial Group.

Brief personal record

April 2014	Executive Officer, General Manager of Marunouchi-Chuo Branch Division No.1 of BK
April 2015	Executive Officer, General Manager of Nagoya Corporate Branch of BK
April 2017	Managing Executive Officer, Head of Internal Audit Group of BK
April 2019	Advisor to Audit Committee of FG
June 2019	Member of the Board of Directors of FG (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd.

Status of major concurrent office

None

Candidate No. 9	Masahiro Kihara	New appointment

Date of birth	August 21, 1965 (Age 56)

Current title and assignment at Mizuho Financial Group	President & Group CEO (Representative Executive Officer)

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 4,095 shares Potential number of additional shares of common stock to be held: 22,493 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2021)	—

Term in office as a director	— (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, financial planning, risk management, investment banking business, markets business and other matters as a member of the group since 1989. We have appointed him as a candidate for director based on the role delegated to him as the head of business execution and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record

April 2011	General Manager of Americas Department Risk Management Division of CB
July 2013	General Manager of Americas Department Risk Management Division of BK
January 2014	Project Manager, Risk Governance Enhancement Project Team of FG
April 2017	Executive Officer, General Manager of Risk Management Department of SC
April 2018	Executive Officer, General Manager of Financial Planning Department of SC
April 2019	Executive Officer, Joint Head of Financial Control & Accounting Group, and Joint Head of Global Finance of SC
April 2020

Managing Executive Officer, Deputy Head of Strategic Planning Group, and Deputy Head of Financial Control & Accounting Group of FG

Managing Executive Officer, Head of Strategic Planning Group, Head of Financial Control & Accounting Group, In charge of Markets Strategic Intelligence Dept. until October 2020 and Head of Global Finance of SC

April 2021

Managing Executive Officer*, Head of Global Products Unit, Deputy Head of Corporate & Institutional Company, and Deputy Head of Global Corporate Company of FG

Managing Executive Officer, Head of Global Corporate Division and Head of Global Products Unit of BK

*  Senior Executive Officer from July 2021 due to the integration of executive titles

February 2022

President & Group CEO of FG (current)

(Concurrently, Head of Global Products Unit of FG until April 2022)

Member of the Board of Directors of BK (current)

Member of the Board of Directors of TB (current)

Member of the Board of Directors of SC (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd. CB: Mizuho Corporate Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd. SC: Mizuho Securities Co., Ltd.

Status of major concurrent offices

Member of the Board of Directors of Mizuho Bank, Ltd.

Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd.

Member of the Board of Directors of Mizuho Securities Co., Ltd.

Candidate No. 10	Makoto Umemiya	Reappointment

Date of birth	December 23, 1964 (Age 57)

Current title and assignment at Mizuho Financial Group

Member of the Board of Directors

Deputy President & Senior Executive Officer (Representative Executive Officer)

Chief Digital Innovation Officer (Group CDIO)

Head of Financial Control & Accounting Group (Group CFO)

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 11,817 shares Potential number of additional shares of common stock to be held: 30,627 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2021)	The Board of Directors: 24/24 meetings (100%)

Term in office as a director	5 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in financial planning, portfolio management, business promotion and other matters as a member of the group since 1987. We have appointed him as a candidate for director based on the role delegated to him as Chief Digital Innovation Officer and the Head of the Financial Control & Accounting Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record

April 2015	Executive Officer, General Manager of Financial Planning Department of FG
April 2017

Managing Executive Officer, Head of Financial Control & Accounting Group of FG (Member of the Board of Directors, Managing Executive Officer from June 2017)

Executive Managing Director, Head of Financial Control & Accounting Group of BK (Managing Executive Officer from April 2019)

April 2020

Member of the Board of Directors, Senior Managing Executive Officer*,

Head of Financial Control & Accounting Group of FG

Deputy President & Executive Officer, Head of Financial Control & Accounting Group of BK

Deputy President & Executive Officer, Head of Financial Control & Accounting Group of TB (current)

*  Senior Executive Officer from July 2021 due to the integration of executive titles

April 2022

Member of the Board of Directors, Deputy President & Senior Executive Officer, Chief Digital Innovation Officer, Head of Financial Control & Accounting Group of FG (current)

Deputy President & Executive Officer, Chief Digital Innovation Officer, Head of Financial Control & Accounting Group of BK (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd.

Status of major concurrent office

Deputy President & Executive Officer of Mizuho Bank, Ltd.

Deputy President & Executive Officer of Mizuho Trust & Banking Co., Ltd.

Candidate No. 11	Motonori Wakabayashi	Reappointment

Date of birth	August 13, 1964 (Age 57)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Senior Executive Officer Head of Risk Management Group (Group CRO)

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 11,328 shares Potential number of additional shares of common stock to be held: 31,400 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2021)	The Board of Directors: 24/24 meetings (100%)

Term in office as a director	3 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in risk management, research & consulting business, business promotion, corporate credit supervision and other matters as a member of the group since 1987. We have appointed him as a candidate for director based on the role delegated to him as the Head of Risk Management Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record

April 2015	Executive Officer, General Manager of Industry Research Division of BK
April 2016	Managing Executive Officer, Head of Research & Consulting Unit and In charge of Banking of BK
April 2018	Managing Executive Officer, Head of Research & Consulting Unit of FG
April 2019	Managing Executive Officer, Head of Research & Consulting Unit and Head of Risk Management Group of FG (Member of the Board of Directors, Managing Executive Officer from June 2019)
June 2019	President & CEO of RI
April 2020

Member of the Board of Directors, Senior Managing Executive Officer*, Head of Risk Management Group of FG

Deputy President & Executive Officer, Head of Risk Management Group of BK

Deputy President & Executive Officer, Head of Risk Management Group of TB

*  Senior Executive Officer from July 2021 due to the integration of executive titles

April 2021	Member of the Board of Directors of RT (until April 2022)
November 2021

Member of the Board of Directors, Senior Executive Officer, Head of Risk Management Group, Head of Compliance Group of FG

Deputy President & Executive Officer, Head of Risk Management Group, and Head of Compliance Group of BK

Deputy President & Executive Officer, Head of Risk Management Group, and Head of Compliance Group of TB

April 2022

Member of the Board of Directors, Senior Executive Officer, Head of Risk Management Group, Head of Compliance Group of FG (current)

Deputy President, Assistant to the Head of Business Execution and Head of Compliance Group of BK (current)

Managing Executive Officer, Head of Compliance Group of TB (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd. RI: Mizuho Research Institute Ltd. RT: Mizuho Research & Technologies, Ltd.

Status of major concurrent office

Deputy President of Mizuho Bank, Ltd.

Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Candidate No. 12	Nobuhiro Kaminoyama	Reappointment

Date of birth	April 25, 1968 (Age 54)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Senior Executive Officer Head of Human Resources Group (Group CHRO)

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 1,803 shares Potential number of additional shares of common stock to be held: 13,434 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2021)[2]	The Board of Directors: 20/20 meetings (100%)

Term in office as a director	1 year (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in human resource management, business promotion and other matters as a member of the group since 1991. We have appointed him as a candidate for director based on the role delegated to him as the Head of the Human Resources Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record

April 2015	Joint General Manager of Group Human Resources Division of FG
April 2017	General Manager of Corporate Banking Department No.9 of BK
June 2018	General Manager of Corporate Secretariat of FG
April 2019	Executive Officer, General Manager of Corporate Secretariat of FG
April 2021

Managing Executive Officer, Head of Human Resources Group and General Manager of Corporate Secretariat of FG

Managing Executive Officer, Head of Human Resources Group and General Manager of Corporate Secretariat of BK

Managing Executive Officer, Head of Human Resources Group and General Manager of Corporate Secretariat of TB

Managing Executive Officer and General Manager of Corporate Secretariat of SC

June 2021

Member of the Board of Directors, Managing Executive Officer* and Head of Human Resources Group of FG (current)

Managing Executive Officer and Head of Human Resources Group of BK (current)

Managing Executive Officer and Head of Human Resources Group of TB (current)

*  Senior Executive Officer from July 2021 due to the integration of executive titles

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd. SC: Mizuho Securities Co., Ltd.

Status of major concurrent office

Managing Executive Officer of Mizuho Bank, Ltd.

Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

(Notes)	1.

For reference, “potential number of additional shares of common stock” refers to the number of shares that are scheduled to be delivered equivalent to the stock ownership points granted by the stock compensation system and the stock acquisition rights granted by the former stock option system.

2.

With respect to Messrs. Takashi Tsukioka, Seiji Imai and Nobuhiro Kaminoyama, their attendance at the meetings of the Board of Directors, the Nominating Committee and the Audit committee is based on meetings that were held during the fiscal year 2021 after their appointment as directors of Mizuho Financial Group in June 2021.

3.

The former Mizuho Bank, Ltd. and the former Mizuho Corporate Bank, Ltd. conducted a merger on July 1, 2013, whereby the former Mizuho Corporate Bank, Ltd. was the surviving company in an absorption-type merger and the former Mizuho Corporate Bank, Ltd. changed its trade name to Mizuho Bank, Ltd.

4.

Messrs. Seiji Imai and Hisaaki Hirama are the candidates for non-executive director who do not concurrently serve as executive officers, employees or executive directors of Mizuho Financial Group or its subsidiaries.

5.

Messrs. Tatsuo Kainaka, Yoshimitsu Kobayashi, Ryoji Sato, Takashi Tsukioka, Masami Yamamoto and Ms. Izumi Kobayashi satisfy the Independence Standards of Outside Directors of Mizuho Financial Group. They are “independent directors,” as defined by the Tokyo Stock Exchange, Inc., for the current period.

6.

Liability Limitation Agreement

Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, we have entered into liability limitation agreements with six (6) candidates for outside director—namely Messrs. Tatsuo Kainaka, Yoshimitsu Kobayashi, Ryoji Sato, Takashi Tsukioka, Masami Yamamoto and Ms. Izumi Kobayashi—which limit the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that such outside director acts bona fide and without gross negligence in performing his or her duty. We intend to continue with similar liability limitation agreements with each candidate for outside director, i.e., the above six (6) candidates, upon their appointment at this Ordinary General Meeting of Shareholders.

7.

Directors and officers liability insurance contract

Mizuho Financial Group has entered into a directors and officers liability insurance contract with an insurance company. If a claim for damages is made due to an act conducted by the insured based on his/her status as a director or an executive officer as defined in the Companies Act of Mizuho Financial Group, Mizuho Financial Group shall indemnify the insured from any damages, litigation expenses or other expenses incurred by the insured under such insurance contract. Provided, however, that if the insured (i) obtains illicit profits or benefits, (ii) intentionally violates laws and regulations or (iii) recognizes, before the commencement of the insurance period, a situation where a claim for damages may be made, Mizuho Financial Group does not indemnify the insured. In addition, Mizuho Financial Group shall bear all insurance premiums and the insured shall not bear any insurance premiums. If each candidate is elected as a director, he or she will be included in the insureds under such insurance contract. Mizuho Financial Group plans to renew such insurance contract under the same terms during the term of office.

8.

If this proposal is adopted, we expect the designation of the Chairman of the Board of Directors and designation of committee members and the Chairman of each committee to be as follows:

Chairman of the Board of Directors: Izumi Kobayashi

Nominating Committee members: Tatsuo Kainaka (Chairman), Yoshimitsu Kobayashi, Takashi Tsukioka, Masami Yamamoto and Izumi Kobayashi

Compensation Committee members: Masami Yamamoto (Chairman), Tatsuo Kainaka and Takashi Tsukioka

Audit Committee members: Takashi Tsukioka (Chairman), Tatsuo Kainaka, Ryoji Sato and Hisaaki Hirama

Risk Committee members: Hisaaki Hirama (Chairman), Izumi Kobayashi, Rintaro Tamaki (Outside Expert) and Hiroshi Naka (Outside Expert)

9.	The age of directors indicates their age on their last birthdays as of this Ordinary General Meeting of Shareholders.

10.

In November 2021, when Messrs. Tatsuo Kainaka, Yoshimitsu Kobayashi, Ryoji Sato, Takashi Tsukioka and Masami Yamamoto and Ms. Izumi Kobayashi were serving as outside directors of Mizuho Financial Group, Mizuho Financial Group and Mizuho Bank, Ltd. received a business improvement order from the Financial Services Agency of Japan, pursuant to the provisions of the Banking Act of Japan, in regard to the series of system failures that have occurred since February 28, 2021. (At the same time, Mizuho Bank, Ltd. received a corrective action order from the Ministry of Finance of Japan, pursuant to the provisions of the Foreign Exchange and Foreign Trade Act of Japan.)

Prior to the occurrence of the series of incidents, Messrs. Tatsuo Kainaka, Yoshimitsu Kobayashi, Ryoji Sato and Masami Yamamoto and Ms. Izumi Kobayashi had provided opinions and suggestions from various perspectives, including group governance, risk management and compliance, at the Board of Directors Meetings and meetings of other committees. (Mr. Takashi Tsukioka was appointed as an outside director of Mizuho Financial Group on June 23, 2021.)

After the occurrence of the series of incidents, Mr. Tatsuo Kainaka, as the Chairman of the System Failure Response Evaluation Committee, and Messrs. Ryoji Sato and Takashi Tsukioka and Ms. Izumi Kobayashi, as members of the same committee, have carried out their responsibilities by, among other acts, providing opinions and suggestions on measures to prevent similar incidents in the future, reporting matters verified by the committee and other matters at the Board of Directors Meetings of the Mizuho Financial Group and implementing an initiative to strengthen relevant supervisory functions.

Also, after the occurrence of the series of incidents, Messrs. Yoshimitsu Kobayashi and Masami Yamamoto have carried out their responsibilities by, among other acts, providing opinions and suggestions at the Board of Directors Meeting of Mizuho Financial Group for strengthening governance functions across the group and by implementing an initiative to strengthen relevant supervisory functions, based on reports by the System Failure Response Evaluation Committee and other relevant findings.

Overview of Independence Standards of Outside Directors of Mizuho Financial Group

1.

An outside director shall not be an executive director, an executive officer or an employee (“a Person Performing an Executive Role”) of Mizuho Financial Group or its current subsidiaries nor have been a Person Performing an Executive Role in the past 10 years prior to his or her appointment, nor shall be a director, an audit & supervisory board member, an audit counselor, an executive officer or an employee of a company for which Mizuho Financial Group is a principal shareholder.

2.

(1) An outside director shall not be a person or its parent company or material subsidiaries to whom Mizuho Financial Group or its Core Subsidiaries are principal business counterparties nor a Person Performing an Executive Role thereof in the event that the foregoing is a company nor a person who has been a Person Performing an Executive Role thereof within the past three years.

(2) An outside director shall not be a person or its parent company or material subsidiaries that is a principal business counterparty of Mizuho Financial Group or its Core Subsidiaries nor a Person Performing an Executive Role thereof in the event that the foregoing is a company nor a person who has been a Person Performing an Executive Role thereof within the past three years.

3.

An outside director shall not be a Person Performing an Executive Role of an entity that receives donations or other support, the total amount of which exceeds a specific amount (greater amount of either the three-year average of JPY 10 million per year or 30% of the average annual total expenses) from Mizuho Financial Group or the Core Subsidiaries.

4.

An outside director shall not be a Person Performing an Executive Role of a company or its parent company or subsidiaries to which directors are transferred from Mizuho Financial Group or its subsidiaries.

5.

An outside director shall not currently be an accounting auditor or a person employed by an accounting auditor of Mizuho Financial Group or its subsidiaries nor has been in charge of the audit of Mizuho Financial Group or its current subsidiaries in such a capacity within the most recent three years.

6.

An outside director that is a lawyer, consultant, or other type of specialist shall not receive greater than or equal to JPY 10 million per year on a three-year average from Mizuho Financial Group or the Core Subsidiaries other than compensation for officers nor shall they be employed by an advisory firm such as a law firm, to whom Mizuho Financial Group or the Core Subsidiaries are principal business counterparties.

7.

An outside director shall not be a close relative of the directors, executive officers, or Operating Officers, Advisors, Executive Advisors or material employees or others that have a rank similar to an officer (“Person Equivalent to an Officer”; the same applies hereinafter) of Mizuho Financial Group or its current subsidiaries nor close relatives of such directors, executive officers, or Person Equivalent to an Officer, within the past five years nor a close relative of individuals who satisfy similar standards set forth in the latter part of 1 and in 2, 3, 5 and 6 above (excluding non-material cases).

8.

An outside director shall not be a person who is likely to give rise to consistent substantive conflicts of interest in relation to general shareholders of Mizuho Financial Group other than for the reasons considered above.

9.

Even in the event that a person does not satisfy items 2 through 7 set forth above, Mizuho Financial Group may appoint as its outside director a person who we believe to be suitable for the position of an outside director with sufficient independence in consideration of such person’s character and insight, provided that we externally provide an explanation as to why we believe such person qualifies as an outside director with sufficient independence.

Note:

“Core Subsidiaries” refers to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

“Principal business counterparties” are determined based on a standard of greater than or equal to 2% of the consolidated annual total sales (consolidated annual gross profits for Mizuho Financial Group) of each of the three fiscal years including the most recent fiscal year.

Company’s proposal

Proposal 2: Partial amendment to the Articles of Incorporation

1. Reasons for proposal

The amended provisions stipulated in the proviso to Article 1 of the supplementary provisions of the Act Partially Amending the Companies Act (Act No. 70 of 2019) will come into effect on September 1, 2022. Therefore, in preparation for the introduction of the electronic provision system of the materials for general meetings of shareholders, the Articles of Incorporation of Mizuho Financial Group will be amended as follows:

(1) Proposed amended Article 24, Paragraph 1 stipulates that the electronic provision measures shall be taken with respect to the information contained in the reference materials, etc. for general meetings of shareholders.

(2) Proposed amended Article 24, Paragraph 2 limits the scope of the matters to be contained in the documents to be delivered to shareholders who have requested the delivery of documents in paper form.

(3) The provisions in respect of disclosure of reference materials, etc. for general meetings of shareholders via the Internet and deemed provision of reference materials, etc. for general meetings of shareholders (Article 24 of the current Articles of Incorporation) will no longer be required and will be deleted.

(4) In line with the above newly established paragraphs and deletions, supplementary provisions concerning the effective date and related matters will be established.

In addition, since the positions of Senior Managing Executive Officer and Managing Executive Officer have not been in use since July 2021, the positions stipulated in Paragraph 3 of Article 45 (Representative Executive Officer(s) and Executive Officer(s) with Titles) of the current Articles of Incorporation will be abolished and the same paragraph will be deleted.

2. Details of proposal

(Underlining indicates amendments)

Current Articles of Incorporation	Proposed Amendments
CHAPTER IV GENERAL MEETINGS OF SHAREHOLDERS	CHAPTER IV GENERAL MEETINGS OF SHAREHOLDERS
Article 24. (Disclosure of Reference Materials, Etc. for General Meetings of Shareholders via Internet)	(Deleted)

The Company may, at the time of convocation of a general meeting of shareholders, deem to have provided shareholders with information with respect to matters which shall be stated or indicated in the reference materials for a general meeting of shareholders, business reports, non-consolidated financial documents and consolidated financial documents by disclosing those by way of using the Internet as provided for in the ordinances of the Ministry of Justice.

(Newly established)	Article 24. (Electronic Provision Measures, Etc.)

1. The Company shall, at the time of convocation of a general meeting of shareholders, take the electronic provision measures for the information contained in the reference materials, etc. for a general meeting of shareholders.

2. Of the matters concerning which electronic provision
measures will be taken, the Company may omit all or part of
those matters that are provided for in the ordinances of the
Ministry of Justice in the documents that will be delivered to shareholders who have requested the delivery of documents in paper form by the record date for voting rights.

CHAPTER VII EXECUTIVE OFFICERS	CHAPTER VII EXECUTIVE OFFICERS
Article 45. (Representative Executive Officer(s) and Executive Officer(s) with Titles)	Article 45. (Representative Executive Officer(s) and President & CEO)
1.The Representative Executive Officer(s) shall be designated by the Board of Directors.	1.The Representative Executive Officer(s) shall be designated by the Board of Directors.
2. The Board of Directors shall, by its resolutions, appoint the President & CEO.	2. The Board of Directors shall, by its resolutions, appoint the President & CEO.
3. The Board of Directors may, by its resolutions, appoint Deputy President & CEO(s), Senior Managing Executive Officer(s), and Managing Executive Officer(s).	(Deletion of Paragraph 3)
(Supplementary Provisions)
(Newly established)

1. The deletion of Article 24 of the current Articles of Incorporation (Disclosure of Reference Materials, Etc. for General Meetings of Shareholders via Internet) and the new establishment of the proposed amended Article 24 (Electronic Provision Measures, Etc.) shall become effective as of September 1, 2022, the effective date of the amended provisions stipulated in the proviso to Article 1 of the supplementary provisions of the Act Partially Amending the Companies Act (Act No. 70 of 2019) (hereinafter referred to as the “Effective Date”).

2. Notwithstanding the provisions of the preceding paragraph, Article 24 of the current Articles of Incorporation (Disclosure of Reference Materials, Etc. for General Meetings of Shareholders via Internet) shall remain in effect with respect to a general meeting of shareholders to be held within the period of six (6) months from the Effective Date.

3 These Supplementary Provisions shall be deleted on the date when six (6) months have elapsed from the Effective Date, or three (3) months have elapsed from the date of the general meeting of shareholders set forth in the preceding paragraph, whichever is the later.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

∎ (Materials Attached to the Convocation Notice of the Ordinary General Meeting of Shareholders)

Business Report for the 20th Fiscal Year

(from April 1, 2021 to March 31, 2022)

1. The current state of Mizuho Financial Group, Inc.

(1) Developments and results of operations

Group business domains

Mizuho Financial Group (“the group”) is composed of the holding company, Mizuho Financial Group, Inc. (“Mizuho Financial Group”), 163 consolidated subsidiaries and 24 affiliates under the equity method. Our vision is to become the most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia and Japan, and our business domain includes banking, trust banking, securities and other financial services.

Mizuho Bank, Ltd. Mizuho Americas LLC Mizuho Trust & Banking Co., Ltd. Mizuho Securities Co., Ltd. Asset Management One Co., Ltd. Mizuho Research & Technologies, Ltd. Custody Bank of Japan, Ltd. MI Digital Services Co., Ltd. Mizuho Leasing Company, Limited Banking Core Group Company Trust Banking Securities Asset Management Research & Consulting Core Group Companies Holding Company Mizuho Financial Group, Inc.

Note: The chart above illustrates the simplified relationships between Mizuho Financial Group and the core group companies.

Financial and economic environment (for the fiscal year ended March 31, 2022)

Reviewing the economic environment over the fiscal year ended March 31, 2022, the global economy continued to recover; recently, however, the recovery has been hindered by the spread of COVID-19 variants, growing inflationary pressures, particularly in the United States, and the global surge in commodity and resource prices due to the situation in Ukraine.

In the United States, the economy has continued to recover, mainly in terms of consumer spending. In addition, due to labor-supply constraints stemming from strong labor demand, the spread of COVID-19 and other factors, there have been wage increases and other efforts to secure personnel. Furthermore, the prices of commodities and resources have increased further due to the situation in Ukraine. In response to the recent intensification of inflationary pressures, the Federal Reserve Board (FRB) decided to raise interest rates at a meeting of the Federal Open Market Committee (FOMC) in March 2022, and has enhanced its sense of caution. As there are also concerns that rising prices and interest rate hikes will depress the economy, the economic outlook remains uncertain.

In Europe, although the economy slowed temporarily due to a resurgence in COVID-19 infections, there have been signs of recovery with the resumption of economic activities in major countries. In March 2022, at a meeting of the Governing Council, the European Central Bank (ECB) decided on a policy of accelerating the winding-down of its monetary easing measures, and thus there have been changes in the stance toward monetary easing. While the economy is expected to continue to recover going forward, concerns over the economic outlook persist, including the impact of inflationary pressures due to the surging commodity and resource prices as well as the consequences of economic sanctions on Russia.

In Asia, China has continued toward a recovery of private sector demand; however, the recovery has been hindered by weakened investment in real estate and infrastructure as well as downward pressure on production and consumption resulting from the spread of COVID-19 variants. Moreover, considering China’s ongoing conflicts with the United States, there remains a high degree of uncertainty with respect to issues such as trade and national security. In emerging economies, restrictions on activities and the entry of foreign nationals due to the spread of variants have been factors that have inhibited the recovery. On the other hand, recently, there have been efforts to proceed with the normalization of economic activities. However, there are concerns that countries that lack natural resources or have limited capacity for fiscal stimulus could experience adverse economic impacts from the surging commodity and resource prices.

In Japan, the economy showed signs of recovery, mainly in terms of consumer spending related to services, due to the relaxation of activity restrictions and other factors. However, downward pressure remains due to the resurgence in COVID-19 infections. Although measures taken by the government and the Bank of Japan have curtailed the rise in unemployment and the number of corporate bankruptcies, recently, there have been concerns that corporate profits and household finances are coming under pressure from the rise in import prices caused by the surging prices of commodities and resources and the continuing depreciation of the yen.

Regarding the prospects for the global economy, it is expected that the gradual recovery will continue due to the increasing availability of vaccines, the relaxation of activity restrictions and other factors. However, depending on the circumstances, such as the protraction of the situation in Ukraine or worse-than-expected inflation, particularly in the United States, there are concerns about the risk of an economic downturn, which may also prolong the slowdown of the Japanese economy.

We sincerely apologize once again for the significant inconvenience and concern we have caused society, including our customers and shareholders, as a result of the series of system failures at our subsidiary, Mizuho Bank, Ltd. (“Mizuho Bank”), that have occurred since February 2021.

On November 26, 2021, Mizuho Financial Group and Mizuho Bank received a business improvement order from the Financial Services Agency of Japan, pursuant to the provisions of Article 52-33, Paragraph 1 and Article 26, Paragraph 1 of the Banking Act of Japan. In accordance with the order, Mizuho Financial Group and Mizuho Bank submitted a business improvement plan to the Financial Services Agency of Japan on January 17, 2022. Under this plan, we fully assessed and revised the measures for improving IT systems that we had formulated up until then, as well as our measures for customer relations and crisis management, while, without prejudgment, gathering feedback from frontline offices and also seeking out external viewpoints and expert insights, in order to ensure the effectiveness, completeness and continuity of the plan. Following this assessment and revision, we will continue to steadily implement our measures to prevent further incidents and further enhance our multilayered system failure response capabilities.

Moreover, in order to strengthen governance throughout the entire group, we have formulated measures on appropriate business strategy and corporate resource allocations based on an assessment of the on-the-ground situation, enhanced our frameworks, such as for IT governance, strengthened our internal management structure for IT system risk management and legal and regulatory compliance, and further enhanced our supervisory functions. Furthermore, we will take measures to enhance our frameworks for our people and organization and reform our corporate culture. This will serve as the foundation for enhancing the effectiveness and sustainability of our measures to prevent further incidents and our corporate management.

Going forward, in order to ensure that customers can use our services with peace of mind, all directors, executive officers and employees will work together as an organization to establish a strong framework that prevents system failures from having a significant impact on customers and that minimizes the impact on customers even in the event of a failure. We will continue to pursue these initiatives under our current ever-changing environment.

In addition, on November 26, 2021, Mizuho Bank received a corrective action order from the Ministry of Finance of Japan, pursuant to the provisions of Article 17-2, Paragraph 1 of the Foreign Exchange and Foreign Trade Act of Japan, in regard to the performance of the confirmation obligations of banks under Article 17 of said act. Accordingly, Mizuho Bank formulated measures to improve our operations and prevent further incidents, established an audit framework, and undertook other initiatives in line with such order, and submitted a report on these initiatives to the Ministry of Finance of Japan on December 17, 2021. As measures to prevent further incidents, Mizuho Bank has striven to improve the awareness and knowledge of its directors, executive officers and employees regarding foreign exchange laws and regulations, build a framework in which adequate consideration can be given and appropriate decisions can be made for compliance with foreign exchange laws and regulations through communication between relevant departments both during crisis responses and normal times, and enhance the IT system management framework targeting compliance with foreign exchange laws and regulations. Furthermore, beyond the implementation of the foregoing measures, Mizuho Bank will reassess the causes behind the system failures and work on appropriately restructuring its internal management systems in relation to foreign exchange laws and regulations.

We will, once again, be more conscientious of our social role and public mission as a financial group and devote all of our energies on our commitment to a customer-focused mindset and the stabilization of our operations with the aim to be a company that is beneficial to our customers and society. All of our directors, executive officers and employees will make concerted efforts to become a company that is truly trusted by our customers and society.

Initiatives in FY2021

We are working to realize our medium-term business plan spanning a five-year period starting from fiscal year 2019. The plan is titled 5-Year Business Plan: Transitioning to the Next Generation of Financial Services. The global spread of COVID-19 promoted irreversible structural changes in the economy and society, and changes in our customers’ lifestyles and corporate activities looking ahead to a post-COVID-19 world are accelerating. We have worked together under our following management policies: to continue to steadily uphold the social responsibilities required of a financial institution through the demonstration of our stable business operations and financial functions in the COVID-19 pandemic, to further increase our sensitivity to changes in the structure of the economy and society looking ahead to a post-COVID-19 world as well as global trends focused on sustainability, to build new forms of partnerships with our customers and markets, and to accelerate our transformation into a “stronger and more resilient financial group.”

Three structural reforms

As for our business structure reforms, we worked to go beyond the conventional boundaries of finance in order to provide optimal services and solutions utilizing our non-financial capabilities. Moreover, looking ahead to a post-COVID-19 world, we also worked to expand our business domains by capturing the changes faced by individuals and businesses. In fiscal year 2021, we reorganized branch operations by corporate and retail segments and established a sales framework by sector on a group-wide basis in Japan. In addition, to expand our business portfolio, we invested in Online Mobile Services Joint Stock Company, a Vietnamese digital payment services company, and Tonik Financial Pte. Ltd., a Filipino digital bank, for our business in the digital domain, and we acquired Capstone Partners GP, LLC and Capstone Partners, LP, which are securities-related companies in the United States, for our capital market business in North America. For more information on this fiscal year’s initiatives, please see the initiatives taken by in-house companies/units and key strategies on page 58 and thereafter.

As for our finance structure reforms, we worked to reallocate corporate resources and strengthen our stable revenue base in order to enable us to accelerate the transformation of our business portfolio to make it more efficient and capable of capturing stable revenue streams. In fiscal year 2021, we revised our basic policy on capital strategy and shareholder return policy in light of our steady progress on accumulating capital, and achieved a dividend increase for the first time in seven fiscal years. In addition, in light of the shift from the capital accumulation phase to the capital utilization phase, we set a new direction for growth investment.

As for corporate foundations reforms, on April 1, 2021, through the reorganization of subsidiaries of the group, we established Mizuho Research & Technologies, Ltd., which is a new core company that supports our business in the non-financial domain by bringing together and integrating research, consulting and IT development functions. In addition, we have made steady progress in various measures for a new personnel strategy. One such measure is job track elimination, which we implemented in the second half of the fiscal year, and the purpose it serves includes providing a wide range of opportunities for all employees by eliminating job barriers.

Sustainability initiatives

We have seamlessly promoted the sustainability initiatives with strategies across the group. On April 1, 2022, we revised our Basic Policy on Sustainability Initiatives, and redefined sustainability for the Mizuho group as “environmental conservation and the sustainable development and prosperity of the economy, industry and society both in Japan and around the world, and the Mizuho group’s sustainable and steady growth.” In addition, we reviewed the materiality (key sustainability areas) with the understanding that the materiality is a medium-to long-term priority issue in order to realize the redefined sustainability, and further strengthened our promotion framework through measures such as the establishment of the Sustainability Promotion Committee.

From the perspective of capturing business opportunities, we have focused on developing and providing both financial and non-financial sustainability solutions to meet our clients’ diversifying needs. From the perspective of risk management, we have made efforts such as the enhancement of monitoring in order to address climate change and other environmental and social risks.

In addition, for the enhancement of addressing climate change and achievement of a low-carbon society, we have made efforts such as joining the Net-Zero Banking Alliance (NZBA) and assuming chair of the Japan coalition of the Partnership for Carbon Accounting Financials (PCAF), which consists of the Japanese financial institutions participating in PCAF.

Developments and results of operations

Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others[1]	Profit Attributable to Owners of Parent	Consolidated Common Equity Tier 1 capital ratio[2]	Cash Dividend Payments on Common Stock (annual cash dividends)
JPY 853.1 billion	JPY 530.4 billion	9.3%	JPY 80.00
+53.4 billion YoY	+59.4 billion YoY	+0.2% YoY	Year-end cash dividends for FY2021: JPY 40.00 per share

Results of operations for fiscal year 2021

As a result of significant growth in earnings of the Customer Groups, Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others1 for fiscal year 2021 amounted to JPY 853.1 billion, increasing by JPY 53.4 billion on a year-on-year basis, and exceeded our target of JPY 820 billion, which was revised upward in the first half of fiscal year 2021.

Credit-related Costs increased on a year-on-year basis due to the recording of reserves related to the Russia-Ukraine conflict in addition to the recording of a large reserve for some of our clients.

On the other hand, due to tax effects and other special factors3, in addition to an increase in net business profits, Profit Attributable to Owners of Parent for the fiscal year amounted to JPY 530.4 billion, increasing by JPY 59.4 billion on an year-on-year basis, and achieved our target of JPY 530 billion, which was revised upward in the first half of fiscal year 2021.

In addition, our consolidated Common Equity Tier 1 (CET1) capital ratio2 as of March 31, 2022 was 9.3%, which remained at a sufficient level.

As for our year-end cash dividends on common stock for fiscal year 2021, based on our shareholder return policy of progressive dividends being our principal approach while executing flexible and intermittent share buybacks, we have decided to issue JPY 40, an increase of JPY 2.5 in accordance with the previous dividend estimate, resulting in a total annual cash dividend of JPY 80, increasing by JPY 5 including the interim dividend.

Results of operations (non-consolidated) for our major subsidiaries were as follows:

	(JPY billion)
Company name	Ordinary Income (Operating Income)	Ordinary Profits	Net Income[4]
Consolidated results of Mizuho Financial Group	3,963.0	559.8	530.4
Mizuho Bank, Ltd.	2,147.1	210.8	176.5
Mizuho Trust & Banking Co., Ltd.	173.9	50.5	42.6
Mizuho Securities Co., Ltd.	380.5	77.8	60.4

Notes:

1.	Aggregate of Net Gains (Losses) related to ETFs and others in the banking and trust banking business and Net Gains (Losses) related to operating investment securities (Mizuho Securities consolidated)

2.

Basel III finalization fully-effective basis (Excluding Net Unrealized Gains (Losses) on Other Securities; including the effect of partially fixing unrealized gains on stocks through hedging transactions).

3.	Tax effects and other factors related to right-sizing of Mizuho Securities Co., Ltd. capital implemented as a part of the revision of subsidiaries’ capital policy in FY2021 Q1 (+JPY 57.1 billion).

4.	The “Net Income” figure of the “Consolidated results of Mizuho Financial Group” refers to Profit Attributable to Owners of Parent.

Issues to be addressed by the group

Measures to prevent further incidents of system failure

On November 26, 2021, Mizuho Financial Group and Mizuho Bank received a business improvement order from the Financial Services Agency of Japan, pursuant to the provisions of Article 52-33, Paragraph 1 and Article 26, Paragraph 1 of the Banking Act of Japan. In accordance with the order, Mizuho Financial Group and Mizuho Bank submitted a business improvement plan to the Financial Services Agency of Japan on January 17, 2022. We will continue to steadily implement our measures to prevent further incidents in accordance with the business improvement plan and thereby further enhance our multilayered system failure response capabilities. In addition, on November 26, 2021, Mizuho Bank received a corrective action order from the Ministry of Finance of Japan, pursuant to the provision of Article 17-2, Paragraph 1 of the Foreign Exchange and Foreign Trade Act of Japan, in regard to the performance of the confirmation obligations of banks under Article 17 of said act. Accordingly, Mizuho Bank formulated measures to improve our operations and prevent further incidents, established an audit framework, and undertook other initiatives in line with such order, and submitted a report on these initiatives to the Ministry of Finance of Japan on December 17, 2021. Beyond the steady implementation and continuation of the measures to prevent further incidents, Mizuho Bank will reassess the causes behind the system failures and work on appropriately restructuring its internal management systems in relation to foreign exchange laws and regulations.

With respect to the main items related to the direct response to system failures, we have made progress to the point where, by the end of March 2022, we were able to establish prototypes (such as frameworks for various inspections) based on previous cases and commence actual operations (such as understanding the actual situation of frontline offices and conducting appropriate personnel allocation and resource allocation) based on established frameworks. Going forward, we will work to expand these improvements into other domains and optimize them while making use of them in practice. In addition, with respect to our corporate culture and personnel-related measures on an organization-wide basis, we recognize the need to get the initiatives for the improvement thereof off the ground and to continue to work persistently until we achieve results.

We position this fiscal year as one in which we aim for stabilization and, as a whole, we will implement a series of initiatives while confirming their effectiveness, thereby allowing for the continuous implementation thereof in the next and subsequent fiscal years. Specifically, we will further clarify the framework for continuously monitoring the status of having these initiatives take root, such as the points to monitor for each layer (the first, second and third lines), and clarify the key topics and points to be discussed at the management level and will conduct an effective follow-up thereafter. In addition, with respect to the measures to prevent further incidents, the implementation of many items have actually commenced or will commence in and after April 2022. We will deepen discussions not only on the sufficiency (content) of such measures but also on the evaluation of their effectiveness and of the status of having them take root and on the additional responses thereto.

We will, once again, be more conscientious of our social role and public mission as a financial group and devote all of our energies on our commitment to a customer-focused mindset and the stabilization of our operations with the aim to be a company that is beneficial to our customers and society. All of our directors, executive officers and employees will make concerted efforts to become a company that is truly trusted by our customers and society.

Implementing 5-Year Business Plan

In our 5-Year Business Plan (fiscal year 2019 through fiscal year 2023), we are aiming to transition to the next generation of financial services by building new forms of partnerships with our customers so that we can respond to their needs as the times change. Our objective is to build a stronger and more resilient financial group which our customers can depend on in the coming era.

In addition to the megatrends such as digitalization, an aging society with a low birthrate and globalization, the global spread of COVID-19 has triggered people’s lifestyle, the state of economy and societies to change greatly and at a rapid speed. In order to be a company that provides new value that goes beyond the conventional boundaries of finance in the coming era, we will steadily implement three forward-looking structural reforms.

Consolidated Net Business Profits2 Consolidated ROE1 Approx. 7 - 8% by fiscal year 2023 Approx. JPY 900 billion by fiscal year 2023 Financial targets 5- year Business Plan: Transitioning to the Next Generation of Financial Services Basic policy Key strategy Our objective Build a stronger and more resilient financial group which our customers can depend on in the coming era. Implement forward-looking structural reforms focused on three interconnected areas: business structure, financial structure and management foundations. Resolve the mismatch that has arisen in the allocation of corporate resources and respond to new customer needs in order to transition to the next generation of financial services. Go beyond the conventional boundaries of finance and create new value incorporating both financial and non-financial products and services in order to forge new forms of partnerships with our customers. Open & Connected Passionate & Professional – Draw on the strengths that we have cultivated thus far. –Accelerate our digitalization initiatives and proactive collaboration with external partners. Our strengths (1) Customer base, network, trustworthiness & dependability (2) Financial functions, market presence, ability to respond to non-financial needs (3) Approach business as a unified group ....and others

1:	Excluding Net Unrealized Gains on Other Securities.

2:

Consolidated Net Business Profits + Net gains or losses related to ETFs and others. (aggregate for Mizuho Bank and Mizuho Trust & Banking) + Net gains or losses related to operating investment securities (Mizuho Securities consolidated)

Priority business domains

(1) Business structural reforms

We will implement business structural reforms focused on the following initiatives to better enable us to respond to structural shifts occurring in the economy, industry and society while drawing on our strengths.

•	Be a partner that helps customers design their lives in a changing society

Assist customers with asset building to support their life design in an era of lengthening lifespans, and develop professionals capable of providing this assistance.

Provide sophisticated solutions for business succession needs and assist clients with needs regarding identifying candidates for senior management roles.

Create next-generation branches focused on consulting which combine physical locations and digital channels.

Appeal to new customer demographics and create new demand through the application of technology and open collaboration.

•	Be a strategic partner for business development under a changing industrial structure

Open collaboration for growth acceleration including financing the growth of startups and forming industry-government-academia partnerships.

Utilize our industry knowledge and other insights to build new forms of partnerships, sharing business risks.

Leveraging our Asian client base and network in order to support the business development of global clients.

•	Be a partner with expert knowledge of market mechanisms and the ability to draw on a range of intermediary functions

By optimizing our global network and products framework, draw on a broad range of intermediary functions to connect investors with other investors and connect issuers with investors.

Enhance the sophistication of our ALM and portfolio management through flexible asset allocation while maintaining a focus on achieving a balance between realized gains and unrealized gains/losses.

(2) Finance structure reforms

We will implement finance structure reforms focused on the following initiatives to transition to a flexible business/earnings structure which can better respond to changes in the business environment and competitive environment.

•	We will identify business/earnings structure issues in each business domain, focusing on the following four perspectives:

(1) Risk & return (Gross profits ROE), (2) Cost & return (expense ratio), (3) Growth potential, (4) Stability

•	Based on the above issues, streamline certain areas and concentrate/re-allocate corporate resources to growth areas

•	After establishing a stable profit base, transition to an earnings structure centered on proactively pursuing earnings streams with upside potential

(3) Corporate foundations reforms

We will implement the following initiatives in order to strengthen our corporate foundations as a means of supporting continued competitive advantage.

•	Transform our approach to new business and our working style

Focus on the areas of personnel & workplace, IT systems/digital, channels and group companies.

Revise our HR management in line with an approach which prioritizes employees’ professional growth and career preferences and promote a new HR management strategy focused on maximizing our workforce value that is universally recognizable.

•	Strengthen group governance

Expand the use of “dual-hat” appointments of executive officers between the holding company and group companies and other methods of strengthening unified management of the group, including group companies other than banking, trust banking and securities entities. This will enhance our ability to implement key strategies and structural reforms.

•	Cultivate a new corporate culture centered on communication

*	Please see page 58 regarding the structural reform initiatives taken by each in-house company/unit.

Sustainability initiatives

We will seamlessly promote the sustainability initiatives with strategies across the group pursuant to our Basic Policy on Sustainability Initiatives that defines our fundamental approach and methods for advancing sustainability initiatives. In addition, we weaved into the strategies of each in-house company, unit and group the materiality (key sustainability areas) defined in accordance with the expectations and requirements of stakeholders based on the importance and affinity of such initiatives with our strategy, as well as the medium- to long-term impact on our corporate value, and will execute group-wide initiatives regarding such areas.

With respect to climate change, which is one of the most crucial global issues, we will, based on our Environmental Policy and Mizuho’s Approach to Achieving Net-Zero by 2050, which was formulated in April 2022, pursue efforts to limit the global average temperature rise to 1.5°C and aim to reduce the amount of Scope 1 and Scope 2 greenhouse gas emissions generated from our own business activities and achieve carbon neutrality by fiscal year 2030, and to reduce the amount of Scope 3 greenhouse gas emissions generated from our financing portfolio and achieve net-zero greenhouse gas emissions by 2050.

While maintaining a global and long-term perspective of risks and opportunities, we will continue to aim to enhance our corporate value and contribute to the creation of a sustainable society. We intend to achieve this by proactively implementing initiatives which draw on our capabilities and knowledge as a financial services group. In addition, we will focus on dialogue with our stakeholders and will continue with our work to enhance our information disclosures so that our sustainability initiatives will align with the norms and expectations of society.

Initiatives taken by in-house companies/units and key strategies

We have established five in-house companies, which determine and promote group-wide strategies across banking, trust banking, securities and other business areas according to customer segment, as well as two units that support all of the in-house companies.

Banking Trust banking Securities Asset management Research & consulting Retail & Business Banking Company Corporate & Institutional Company Global Corporate Company Global Markets Company Asset Management Company Global Products Unit Research & Consulting Unit Mizuho Bank Mizuho Trust & Banking Mizuho Securities Asset Management One Mizuho Research & Technologies Customers Individual Customers SMEs Middle-market corporations Large corporations Financial institutions Public-sector entities Americas EMEA East Asia Asia & Oceania Investors Investors

The following section contains a closer look at each in-house company/unit’s initiatives in fiscal year 2021 (developments and results of operations) and key strategies (issues to be addressed).

Retail & Business Banking Company

The Retail & Business Banking Company, as the in-house company in charge of customer segments of individual customers, SMEs and middle-market corporations, engages in consulting services that integrate banking, trust banking, securities and other functions within the group, as well as providing the next generation of financial services incorporating both financial and nonfinancial products and services by leveraging advanced technologies through alliances with other companies.

Initiatives in FY2021 (developments and results of operations)

By accelerating operations as a united group through the reorganization of branch operations by corporate and retail segments, for individual customers, we provided them with comprehensive financial services by taking advantage of the respective strengths and characteristics of the group’s banking, trust banking and securities functions in order to enhance comprehensive asset consulting as a united group. For corporate clients, we also endeavored to provide them with solutions as a united group by obtaining an understanding of the trends in respect of customer needs and by refining our marketing targets to better respond to such needs.

In addition, we also strengthened our efforts to provide the highest quality next generation financial services on a global scale, including a strategic alliance with Google Cloud Japan G.K. in the field of digital transformation (DX).

Key strategies (issues to be addressed)

Reflecting on the lessons learned in light of the series of system failures, we will build a stable business operational structure taking into consideration customer views and actual situation of frontline offices. Under the new branch operations reorganized by corporate and retail segments, we will further enhance our response to customer needs by demonstrating our sophisticated expertise.

Specifically, we will aim to be a partner that helps individual customers design their lives in an era of lengthening lifespans. We will provide support in order to realize the wishes and hopes of our customers by further enhancing comprehensive asset consulting as a united group. For corporate clients, we will endeavor to provide support for business structural reforms, growth strategies and other related matters. By strengthening our capabilities to design plans and offer solutions based on their needs, taking into consideration their medium- to long-term business challenges, we will support their sustainable growth.

Moreover, we will endeavor to embrace the irreversible trend of digitalization to accelerate growth and improve productivity based on DX, change financial services to respond to life changes that are centered around smartphones and change internal operations to improve productivity.

Corporate & Institutional Company

The Corporate & Institutional Company, as the in-house company in charge of client segments of large corporations, financial institutions and public-sector entities in Japan, provides custom-designed solutions for each client on a group-wide basis to meet clients’ needs for financial and non-financial products and services.

Initiatives in FY2021 (developments and results of operations)

Due to the prolonged impact of COVID-19 and the trend to focus on sustainability, irreversible structural transformations are accelerating in various businesses. In response to our clients’ needs due to these huge changes, we established a sales framework by sector on a group-wide basis to offer timely solutions by utilizing our refined industry knowledge. Under the new framework, we not only appropriately responded to requests by our clients for financial assistance but also functioned as an intermediary and a consultant in transactions that include real estate and M&A. Additionally, we stepped further into sharing clients’ business risks by investing in mezzanine investments such as preferred stock and subordinated loan.

Key strategies (issues to be addressed)

The environment surrounding our clients is changing rapidly due to factors such as industry transformation, increasingly heightened social interest in sustainability and materializing geopolitical risks. In such circumstances, we will devote the group’s banking, trust banking and securities functions and in addition, all of the group’s resources, such as Mizuho Research & Technologies, Ltd., by not only providing funding but also realizing proposals or other matters that further leverage our industry and products expertise, we will establish the most dependable wholesale bank brand for the sustainable development of our clients and prove our real worth as a partner that co-creates value.

Global Corporate Company

The Global Corporate Company, as the in-house company in charge of client segments, including both Japanese companies operating outside Japan and non-Japanese companies, will provide various solutions by taking advantage of our deep understanding of our clients’ businesses and our strengths in corporate finance and transaction banking, such as lending and corporate bond underwriting.

Initiatives in FY2021 (developments and results of operations)

While globalization stagnated against the backdrop such as materialization of geopolitical risks, we provided support to our clients to rebuild their supply chains and reorganize their capital in respect of the financial aspects thereof.

While M&As and buyouts were active worldwide against the backdrop of low interest rates, we steadily captured business opportunities with our capabilities we have established mainly with investment grade companies to provide solutions and greatly expanded our non-interest earnings.

With respect to our sustainability initiatives, stemming from the strengths of our products, we promoted ESG-related support to our clients by providing numerous sustainability-linked loans.

Key strategies (issues to be addressed)

As a strategic partner that globally supports our clients’ business transformation, we will utilize our network in the Asian economies and our presence in the U.S. capital market to leverage the trans-regional business value chains. In addition, with respect to sustainability initiatives, we will support our clients’ transactions in respect of the financial aspects thereof and contribute to the resolution of social issues.

While economic and political uncertainties are increasing, we will realize sustainable growth by optimizing our business portfolios and strengthening our risk managements.

Global Markets Company

The Global Markets Company engages in sales and trading services to offer market products to meet our clients’ risk hedging and asset management needs and also conducts ALM and investment business, including capital raising and portfolio management. We will aim to maintain our status as one of Asia’s major players in global markets through collaboration between the group’s banking, trust banking and securities functions.

Initiatives in FY2021 (developments and results of operations)

Regarding our sales and trading services, we proceeded with the virtually integrated management of banking and securities operations in Japan, Europe and the U.S. and strengthened our solution-based approach to meet the wide-ranging market needs of our clients. In the U.S., the expansion of our product line-up, such as equity derivatives and local government bonds, led to the diversification of our earnings base. In our ALM and investment business, as inflation accelerates and concerns grow over the acceleration of financial tightening in the U.S. and other countries, we worked to control risks through flexible asset allocation that utilizes our early warning indicator analyses and hedging instruments through other means. We also endeavored to support our clients’ global businesses through stable and efficient foreign currency capital raising.

Key strategies (issues to be addressed)

Regarding our sales and trading services, we will work to further raise our presence by further deepening virtually integrated management of banking and securities operations primarily in each region, continuing to enhance our capacity to provide solutions, enhancing our trading capacity through global risk aggregation and other means and promoting DX. With respect to our ALM and investment business, in market conditions where interest rate hike pressures are expected to continue, we will continue to control risks through flexible operations by predictive management and close market analyses. Along with the progress in respect of the transformation of monetary policy measures, we will positively contribute to the group’s overall business by deepening ALM management and through stable and efficient foreign currency capital raising.

In addition, we will work to promote sustainability in the areas of sales and trading services, investment and capital raising.

Asset Management Company

The Asset Management Company, as the in-house company in charge of business related to asset management, provides products and services that match the asset management needs of our wide range of customers, from individuals to institutional investors, through the collaboration between the group’s banking, trust banking and securities functions and Asset Management One Co., Ltd.

Initiatives in FY2021 (developments and results of operations)

For individual customers, we focused on providing services, such as investment trusts suitable for medium- to long-term asset building and individual-type defined contribution pension plans (iDeCo), the importance of which will increase ever more in an era of lengthening lifespans. We also met a wide variety of needs through the development and offering of a wide range of products, including balanced investment trusts that averted substantial declines in net asset values in order to pursue a stable level of performance and investment trusts that benefit from global economic growth. We provided our clients such as financial institutions with analysis of and advice on each portfolio from the perspective of both assets and liabilities and provided our clients such as pension funds with services such as consulting proposals regarding pension plans and investments.

Key strategies (issues to be addressed)

We will support customers’ medium- to long-term asset formation and contribute to the revitalization of domestic financial assets. In order to achieve this goal, we will, by focusing on core competencies, strengthen our capacity for conducting asset management and providing solutions, increase the added value of our asset management functions, and capture and respond to changing customer needs in a unified group manner. In addition to ensuring stable business operations, we will also pursue efficiency and progressiveness and enhance the basis for medium- to long-term business growth through initiatives such as innovation and business process reforms. Moreover, we will accelerate further growth by adapting to business via remote channels and taking other measures. Furthermore, we will advance initiatives that will contribute to the asset formation of customers and the sustainable growth of society and the companies in which we invest by engaging in constructive and purposeful dialogue (engagement) with such companies, asset management that incorporates ESG-related information into the investment process, and product offerings.

Global Products Unit

The Global Products Unit is in charge of providing solution services in the areas of investment banking and transaction banking to customers in a wide range of segments, including individual customers, corporate clients and investors. We aim to respond to customer needs that are becoming sophisticated and diverse by drawing on our high level of expertise in each area, including M&A, real estate, project finance, domestic and foreign payments, asset management and stock transfer agency.

Initiatives in FY2021 (developments and results of operations)

Amid drastic changes in the global economy and social situation in the context of the ongoing COVID-19 pandemic, promotion of economic security and other related movements, we continued to provide solutions by exerting strong cooperation among our group companies and a high level of expertise to respond to diverse customer needs. Further, we worked on provision of financing, investment opportunities to investors and other services based on the SDGs perspectives, and endeavored to resolve issues that are faced by customers and society.

Key strategies (issues to be addressed)

In order to provide the best support for our clients to transform their business structure and increase their corporate value, we will capture in a timely manner the changes in the environment: increased social demand for sustainability issues, including responses to climate change; transformation of monetary policy measures in various countries; and other changes.

In investment banking, according to the management strategies and growth strategies of our clients, including acceleration of restructuring or business inheritance and review of held assets, we will provide optimal solutions on a group-wide basis. In transaction banking, against the backdrop of the movement toward structural shifts, such as changes to supply chains and production systems, we will respond flexibly to the diverse customer needs by closely collaborating with offices in and outside Japan, especially in the rest of Asia. In addition, while maintaining a stable settlement infrastructure, we will work to provide solutions developed from a long-term perspective that capture changes in trends, such as business sophistication solutions based on the advancement of DX, in various areas.

Research & Consulting Unit

The Research & Consulting Unit offers a wide variety of solutions as the unit in charge of research functions that provides deep analysis, spanning from industrial to macroeconomic analysis, and consulting functions that cover many areas, including business strategy.

Initiatives in FY2021 (developments and results of operations)

We, focusing on the area of sustainability issues, where needs are growing rapidly, contributed to solutions for customer problems by drawing on the high level of expertise within the unit, and further strengthened collaboration crossing organizational barriers inside and outside the unit, in order to make efforts to expand value creation in a unified group manner. Toward demonstration of a synergy effect created by the integration through which Mizuho Research & Technologies, Ltd. was established at the beginning of the fiscal year 2021, development of a structure and other associated matters have steadily progressed.

Key strategies (issues to be addressed)

Under the current circumstances, including an increase in economic and social uncertainty and an acceleration of trends toward sustainability and DX, competition in human resource acquisition in the research and consulting area is expected to grow stronger, and in response thereto, we will strengthen our efforts to ensure the attraction of highly specialized talent. In addition to further advancing operations as a united group, we will also work on collaboration outside the group and make all other efforts to further expand value creation for customers and society.

(2) Changes in financial conditions and results of operations (consolidated basis and non-consolidated basis)

a. Changes in financial conditions and results of operations (consolidated basis)

	(JPY million)
	FY2018 (For the fiscal year ended March 31, 2019)	FY2019 (For the fiscal year ended March 31, 2020)	FY2020 (For the fiscal year ended March 31, 2021)	FY2021 (For the fiscal year ended March 31, 2022)
Ordinary Income	3,925,649	3,986,701	3,218,095	3,963,091
Ordinary Profits	614,118	637,877	536,306	559,847
Profit Attributable to Owners of Parent	96,566	448,568	471,020	530,479
Comprehensive Income	(110,542)	7,673	931,888	47,121
Total Net Assets	9,194,038	8,663,847	9,362,207	9,201,031
Total Assets	200,792,226	214,659,077	225,586,211	237,066,142

Note: Fractions are rounded down.

b. Changes in financial conditions and results of operations (non-consolidated basis)

	(JPY million)
	FY2018 (For the fiscal year ended March 31, 2019)	FY2019 (For the fiscal year ended March 31, 2020)	FY2020 (For the fiscal year ended March 31, 2021)	FY2021 (For the fiscal year ended March 31, 2022)
Operating Income	331,315	75,424	268,904	320,846
Cash Dividends Received	291,116	36,673	231,972	279,822
Cash Dividends Received from Banking Subsidiaries and Affiliates	267,724	23,823	214,473	197,716
Cash Dividends Received from Other Subsidiaries and Affiliates	23,392	12,850	17,498	82,105
Net Income	354,576	34,056	226,685	405,518
Net Income per Share of Common Stock	(JPY 13.97)	(JPY 13.42)	(JPY 89.36)	(JPY 159.92)
Total Assets	11,637,116	12,823,777	14,169,252	14,364,202
Investments in Banking Subsidiaries and Affiliates	5,454,445	5,454,445	5,453,436	5,325,312
Investments in Other Subsidiaries and Affiliates	620,104	624,753	625,676	323,937

Notes:

1. Fractions are rounded down.

2. Net Income per Share of Common Stock was computed based upon the following formula:

Net Income per Share of Common Stock	=	Net income recognized in the statement of income
		Average number of shares of common stock issued	–	Average number of shares of treasury common stock

3. We adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. Net Income per Share of Common Stock is calculated under the assumption that the share consolidation had been adopted at the beginning of fiscal year 2019.

(3) Capital investment (consolidated basis)

a.	Total amount of capital investment

	(JPY million)
	Mizuho Bank, Ltd. (consolidated)	Mizuho Trust & Banking Co., Ltd. (consolidated)	Mizuho Securities Co., Ltd. (consolidated)	Other
Total amount of capital investment	51,888	1,693	3,970	3,708

Notes:

1. Fractions are rounded down.

2. The total amount of capital investment by Mizuho Financial Group, Inc. is included in “Other” above.

b.	New establishment of important facilities

There are no matters to report.

(4) Principal subsidiaries

Company name	Location	Main business	Capital (JPY million)		Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
Mizuho Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	1,404,065		100.00	175,519
Mizuho Trust & Banking Co., Ltd.	Chiyoda-ku, Tokyo	Trust banking, banking	247,369		100.00	22,161
Mizuho Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	125,167		89.55	72,393
Mizuho Research & Technologies, Ltd.	Chiyoda-ku, Tokyo	Information technology, think tank consulting	1,627		100.00	1,026
Asset Management One Co., Ltd.	Chiyoda-ku, Tokyo	Investment management	2,000		51.00	7,896
Mizuho Americas LLC	New York, NY, USA	Holding company	467,713		100.00	N/A
			(USD 3,820 million	)	(100.00)
Custody Bank of Japan, Ltd.	Chuo-ku, Tokyo	Trust banking, banking	51,000		27.00	36
MI Digital Services Co., Ltd.	Chuo-ku, Tokyo	IT system administration and management	20		35.00	168
Mizuho Leasing Company, Limited	Minato-ku, Tokyo	General leasing	26,088		23.53	620
					(0.51)
Orient Corporation	Chiyoda-ku, Tokyo	Consumer finance services	150,069		48.99	N/A
					(48.99)
Mizuho Credit Guarantee Co., Ltd.	Chiyoda-ku, Tokyo	Credit guarantee	13,281		100.00	N/A
					(100.00)
PayPay Securities Corporation	Chiyoda-ku, Tokyo	Securities	8,724		49.00	N/A
					(49.00)
LINE Bank Preparatory Company	Shinagawa-ku, Tokyo	Research and preparations pertaining to the acquisition of a banking business license and establishing a new banking business	8,250		50.00 (50.00)	N/A

Company name	Location	Main business	Capital (JPY million)		Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
Defined Contribution Plan Services Co., Ltd.	Chuo-ku, Tokyo	Defined contribution pension- related business	2,000		60.00 (60.00)	N/A
Mizuho Realty Co., Ltd.	Chuo-ku, Tokyo	Real estate agency business	1,500		95.05 (95.05)	N/A
Mizuho Factors, Limited	Chiyoda-ku, Tokyo	Factoring	1,000		100.00 (100.00)	N/A
Mizuho Capital Co., Ltd.	Chiyoda-ku, Tokyo	Venture capital	902		65.00 (65.00)	N/A
UC Card Co., Ltd.	Minato-ku, Tokyo	Credit cards	500		100.00 (100.00)	N/A
J.Score Co., Ltd.	Minato-ku, Tokyo	Lending	400		50.00 (50.00)	N/A
Mizuho-DL Financial Technology Co., Ltd.	Chiyoda-ku, Tokyo	Investigation, research and development of financial technology	200		60.00 (60.00)	N/A
Mizuho Realty One Co., Ltd.	Chiyoda-ku, Tokyo	Holding company	100		100.00 (100.00)	N/A
LINE Credit Corporation	Shinagawa-ku, Tokyo	Lending	100		41.50 (41.50)	N/A
Mizuho Business Service Co., Ltd.	Shibuya-ku, Tokyo	Subcontracted operations	90		100.00 (100.00)	N/A
Joint Stock Commercial Bank for Foreign Trade of Vietnam	Hanoi, Vietnam	Banking	255,555 (VND 47,325,165 million	)	15.00 (15.00)	N/A
Mizuho Capital Markets LLC	New York, NY, USA	Derivatives	185,427 (USD 1,514 million	)	100.00 (100.00)	N/A
Mizuho Bank (China), Ltd.	Shanghai, China	Banking	182,970 (CNY 9,500 million	)	100.00 (100.00)	N/A
Mizuho International plc	London, UK	Securities, banking	114,230 (GBP 709 million	)	100.00 (100.00)	N/A

Company name	Location	Main business	Capital (JPY million)		Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
P.T. Bank Mizuho Indonesia	Jakarta, Indonesia	Banking	62,768 (IDR 7,384,574 million	)	98.99 (98.99)	N/A
Mizuho Securities Asia Limited	Hong Kong, China	Securities	56,631 (HKD 3,620 million	)	100.00 (100.00)	N/A
Mizuho Securities USA LLC	New York, NY, USA	Securities	52,545 (USD 429 million	)	100.00 (100.00)	N/A
Mizuho Bank Europe N.V.	Amsterdam, The Netherlands	Banking, securities	26,231 (EUR 191 million	)	100.00 (100.00)	N/A
Banco Mizuho do Brasil S.A.	Sao Paulo, SP, Brazil	Banking	16,232 (BRL 632 million	)	100.00 (100.00)	N/A
Mizuho Trust & Banking (Luxembourg) S.A.	Munsbach, Luxembourg	Trust banking, banking	12,853 (USD 105 million	)	100.00 (100.00)	N/A
Mizuho Bank (USA)	New York, NY, USA	Banking, trust banking	12,054 (USD 98 million	)	100.00 (100.00)	N/A
Mizuho Securities Europe GmbH	Frankfurt, Germany	Securities	4,786 (EUR 35 million	)	100.00 (100.00)	N/A

Notes:

1. Amounts less than JPY one million (and units shown for other currencies) are rounded down.

2. The JPY equivalent of capital is calculated using the foreign exchange rate as of the account closing date.

3. The “Percentage of voting rights held by Mizuho Financial Group” is rounded down to the nearest second decimal place.

4. Figures in parentheses (        ) in the “Percentage of voting rights held by Mizuho Financial Group” column are those of voting rights held indirectly.

5. Liquidation of Mizuho Private Wealth Management Co., Ltd., which was previously included in “Principal subsidiaries,” was completed as of March 23, 2022.

6. Mizuho Information & Research Institute, Inc. and Mizuho Research Institute Ltd. merged as of April 1, 2021, and changed the trade name of the merged entity to “Mizuho Research & Technologies, Ltd.”

7. The voting rights of Mizuho Securities Co., Ltd. held by Mizuho Financial Group are granted with proxy rights for the exercise of 5.11% of the voting rights of Mizuho Securities Co., Ltd. held by The Norinchukin Bank, and the percentage of the voting rights after reflecting this is: 94.66% for Mizuho Financial Group and 5.34% for The Norinchukin Bank.

Outline of material business alliances

On August 10, 2021, Mizuho Bank, Ltd., Mizuho Securities Co., Ltd. and Mizuho Research & Technologies, Ltd. signed a memorandum of understanding (MOU) related to establishment of Carbon Facility1 with International Finance Corporation (“IFC”), a member of the World Bank Group, to provide Japanese companies with opportunities to obtain voluntary carbon credits2. Based on the MOU, the group and IFC will conduct concrete discussions on establishment of such Carbon Facility by utilizing the group’s and IFC’s knowledge with respect to facilitating voluntary carbon credits, the group’s customer base and IFC’s knowledge regarding projects to create voluntary carbon credits in developing countries.

On March 23, 2022, Mizuho Financial Group announced that Mizuho Financial Group reached an agreement with Google Cloud Japan G.K. to form a strategic alliance in the field of digital transformation (DX). Mizuho Financial Group and Google Cloud Japan G.K. will integrate their respective strengths of “capacity to provide comprehensive financial services” and “capacity to provide cloud services” to contribute to substantial development of financial services not only in Japan but throughout Asia and the world and to collaboratively create new financial services.

1.

Facility between carbon credit seller (IFC) and carbon credit buyers (Japanese companies) for forward purchase of eligible carbon credit by buyers at each credit delivery and at Facility carbon price for a certain period.

2.

One of the carbon credits (tradable credits of GHG emissions reduction quantified). While “compliance carbon credits” are certified and managed by public institutions (e.g. governments), voluntary carbon credits are private-sector driven credits managed by standard registry and mainly used for voluntary GHG emission reductions by private companies.

(5) Major borrowings

Creditors	Balance of borrowings (JPY million)	Number of shares of Mizuho Financial Group and percentage of voting rights held by creditors
		Number of shares held (shares)	Percentage of voting rights (%)
Mizuho Bank, Ltd.	755,000	N/A	N/A
Total	755,000	N/A	N/A

(6) Business transfer, etc.

On December 20, 2021, Mizuho Bank, Ltd. acquired shares (equivalent to an approximate 7.5% of the total shares) of Online Mobile Services Joint Stock Company (“M-Service”). M-Service is the leading digital payment company in the Socialist Republic of Vietnam (“Vietnam”), with a share of over 50% of the country’s mobile payment market, and operates the MoMo brand. We will provide the experience and expertise that we have accumulated through our business in Japan to assist in the strengthening and development of M-Service’s financial service business. At the same time, we are committed to contributing to further advancing financial inclusion and the retail finance industry in Vietnam by expanding our collaboration with M-Service and by enhancing our ongoing cooperation with Vietcombank and creating new businesses between Japan and Vietnam.

On January 12, 2022, Mizuho Financial Group announced that Mizuho Americas LLC would acquire 100% shares of Capstone Partners GP, LLC and Capstone Partners, LP (“Capstone Partners”), securities-related companies in the United States, subject to regulatory approvals. We expect our U.S. capital market business to be able to grow even higher after incorporating Capstone Partners’ global network of limited partners and its expertise as a placement agent* through proposing high-value-added strategic solutions. In addition, as the only Asian investment bank with placement agent functions in the United States, we will utilize our client base in Asia to help stimulate investment flows between North America and Asia.

On February 9, 2022, Mizuho Financial Group announced that Mizuho Bank, Ltd. would acquire shares (equivalent to an approximate 10% of the total shares) of Tonik Financial Pte. Ltd., which operates Tonik Digital Bank, Inc. (“Tonik Bank”), the first digital-only private neobank in the Republic of the Philippines (the “Philippines”) with the brand name “Tonik”. We will provide the experience and expertise that we have accumulated through our business in Japan to assist in further strengthening and development of Tonik Bank’s financial service business. Together with our existing partners in the region, including Vietcombank and M-Service in Vietnam, we are committed to contributing to further advancing financial inclusion and the retail finance industry in Asia, starting from the Philippines and Vietnam.

*	A placement agent solicits investors for limited partnership investments for the purposes of capital raising by private equity funds.

2. Matters regarding directors and executive officers

(1) Directors and executive officers

Shown below are directors and executive officers as defined in the Companies Act as of March 31, 2022

Directors

Name	Title and assignment	Major concurrent office
Tatsuo Kainaka	Member of the Board of Directors (outside director) Chairman of the Nominating Committee Member of the Compensation Committee Member of the Audit Committee	Attorney-at-law at Takusyou Sogo Law Office Corporate Auditor (External) of Oriental Land Co., Ltd.

Yoshimitsu Kobayashi	Member of the Board of Directors (outside director) Member of the Nominating Committee	Member of the Board of Mitsubishi Chemical Holdings Corporation Member of the Board of The KAITEKI Institute, Inc. Chairman of the Board of Directors of Tokyo Electric Power Company Holdings, Inc.

Ryoji Sato	Member of the Board of Directors (outside director) Member of the Audit Committee	Audit & Supervisory Board Member of Nippon Life Insurance Company

Takashi Tsukioka	Member of the Board of Directors (outside director) Member of the Nominating Committee Member of the Compensation Committee Chairman of the Audit Committee	Special Advisor of Idemitsu Kosan Co., Ltd.

Name	Title and assignment	Major concurrent office
Masami Yamamoto	Member of the Board of Directors (outside director) Member of the Nominating Committee Chairman of the Compensation Committee	Director, Senior Advisor of Fujitsu Limited Outside Director of JFE Holdings, Inc.

Izumi Kobayashi	Member of the Board of Directors (outside director) Chairman of the Board of Directors Member of the Nominating Committee Member of the Risk Committee	Outside Director of ANA Holdings, Inc. Outside Director of Mitsui & Co., Ltd. Outside Director of OMRON Corporation

Yasuhiro Sato	Member of the Board of Directors, Chairman (Kaicho)

Tatsufumi Sakai	Member of the Board of Directors	Member of the Board of Directors of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.

Hisaaki Hirama	Member of the Board of Directors Member of the Audit Committee Chairman of the Risk Committee

Seiji Imai	Member of the Board of Directors

Makoto Umemiya	Member of the Board of Directors	Deputy President & Executive Officer of Mizuho Bank, Ltd. Deputy President & Executive Officer of Mizuho Trust & Banking Co., Ltd.

Name	Title and assignment	Major concurrent office
Motonori Wakabayashi	Member of the Board of Directors

Deputy President & Executive Officer of Mizuho Bank, Ltd.

Deputy President & Executive Officer of Mizuho Trust & Banking Co., Ltd.

Member of the Board of Directors of Mizuho Research & Technologies, Ltd.

Nobuhiro Kaminoyama	Member of the Board of Directors	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Notes:

1. Chairman (Kaicho) Sato engages in our external activities, but does not chair the Board meetings. The Board meetings are chaired by the independent director chair Izumi Kobayashi.

2. Mr. Hisaaki Hirama, who served as General Managers of Accounting Department of Mizuho Financial Group and Mizuho Bank, Ltd, and a member of the Audit Committee of Mizuho Financial Group; and Mr. Ryoji Sato, who served as a certified public accountant and a member of the Audit Committee of Mizuho Financial Group, have considerable expert knowledge concerning finance and accounting gained through their experiences and careers.

3. Since, as a financial institution, it is essential for us to ensure the effectiveness of the activities of the Audit Committee, it is necessary for the Audit Committee to gather information through internal directors who are familiar with financial businesses and regulations, share information among the Audit Committee, and have sufficient coordination with internal control departments, and for these reasons, we appointed an internal director (non-executive), Mr. Hisaaki Hirama, as a full-time member of the Audit Committee.

4. Messrs. Tatsuo Kainaka, Yoshimitsu Kobayashi, Ryoji Sato, Takashi Tsukioka, and Masami Yamamoto, and Ms. Izumi Kobayashi, who are the outside directors, satisfy the Independence Standards of Outside Directors of Mizuho Financial Group and are “independent directors” as defined by Tokyo Stock Exchange, Inc.

Directors who resigned or retired in the fiscal year 2021

Name	Title and assignment	Other
Hiroaki Ehara	Member of the Board of Directors	Resigned as of April 1, 2021

Satoshi Ishii	Member of the Board of Directors	Retired as of June 23, 2021 (expiration of the term of office)

Tetsuo Seki	Member of the Board of Directors (outside director) Member of the Nominating Committee Member of the Compensation Committee Chairman of the Audit Committee	Retired as of June 23, 2021 (expiration of the term of office)

Note: The titles and assignments are as of the date of their resignation or retirement.

Executive officers as defined in the Companies Act

Name	Title and assignment	Major concurrent office
Masahiro Kihara	President & Group CEO (Representative Executive Officer) Head of Global Products Unit	Member of the Board of Directors of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.

Seiji Imai*	Deputy President & Senior Executive Officer (Representative Executive Officer) Head of Corporate & Institutional Company Head of Global Corporate Company

Masahiro Otsuka	Senior Executive Officer Head of Retail & Business Banking Company	President & CEO of Mizuho Research & Technologies, Ltd.

Name	Title and assignment	Major concurrent office
Naofumi Fuke	Senior Executive Officer Co-Head of Retail & Business Banking Company

Masatoshi Yoshihara	Senior Executive Officer Co-Head of Global Markets Company

Yasuhiro Shibata	Senior Executive Officer Co-Head of Global Markets Company	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Masamichi Ishikawa	Senior Executive Officer Head of Asset Management Company / Deputy Head of Strategic Planning Group	Managing Executive Officer of Mizuho Bank, Ltd.

Yasuhiko Ushikubo	Senior Executive Officer Head of Research & Consulting Unit	Managing Executive Officer of Mizuho Bank, Ltd. Member of the Board of Directors, Deputy President of Mizuho Research & Technologies, Ltd.

Koji Yonei	Senior Executive Officer Chief Digital Innovation Officer / Head of IT & Systems Group (Group CDIO and Group CIO)	Deputy President & Executive Officer of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Research & Technologies, Ltd.

Naoshi Inomata	Senior Executive Officer Head of Strategic Planning Group (Group CSO)	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Makoto Umemiya*	Senior Executive Officer Head of Financial Control & Accounting Group (Group CFO)	Deputy President & Executive Officer of Mizuho Bank, Ltd. Deputy President & Executive Officer of Mizuho Trust & Banking Co., Ltd.

Name	Title and assignment	Major concurrent office
Motonori Wakabayashi*	Senior Executive Officer Head of Risk Management Group / Head of Compliance Group (Group CRO and Group CCO)

Deputy President & Executive Officer of Mizuho Bank, Ltd.

Deputy President & Executive Officer of Mizuho Trust & Banking Co., Ltd.

Member of the Board of Directors of Mizuho Research & Technologies, Ltd.

Nobuhiro Kaminoyama*	Senior Executive Officer Head of Human Resources Group (Group CHRO)	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Hisashi Kikuchi	Senior Executive Officer Head of Internal Audit Group (Group CA)

Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Bank, Ltd.

Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Trust & Banking Co., Ltd.

Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Securities Co., Ltd.

Corporate Auditor of Mizuho Research & Technologies, Ltd.

Note: Executive officers marked with asterisks (*) are executive officers concurrently serving as directors.

Executive officers who resigned in the fiscal year 2021

Name	Title and assignment (Note 1)	Other
Hiroaki Ehara	Managing Executive Officer Head of Human Resources Group (Group CHRO)	Resigned as of April 1, 2021

Hiroshi Nagamine	Senior Managing Executive Officer Head of Global Corporate Company / Deputy Head of Global Products Unit	Resigned as of April 1, 2021

Masaomi Takada	Senior Executive Officer Head of Compliance Group (Group CCO)	Resigned as of November 26, 2021 (Note 2)

Satoshi Ishii	Senior Executive Officer (Representative Executive Officer) Chief Digital Innovation Officer / Head of IT & Systems Group / Head of Operations Group (Group CDIO, Group CIO and Group COO)	Resigned as of January 17, 2022 (Note 2)

Tatsufumi Sakai	President & Group CEO (Representative Executive Officer)	Dismissed as of February 1, 2022 (Note 2) (Note 3)

Note	1: The titles and assignments are as of the date of their resignation.

Note	2: At the time of resignation, Messrs. Masaomi Takada, Satoshi Ishii, and Tatsufumi Sakai held major concurrent offices as follows:

Masaomi Takada:	Managing Executive Officer of Mizuho Bank, Ltd. / Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Satoshi Ishii:	Deputy President & Executive Officer of Mizuho Bank, Ltd. / Member of the Board of Directors of Mizuho Research & Technologies, Ltd.

Tatsufumi Sakai:	As stated in the column of “Major concurrent office” for directors.

Note	3: Due to health reasons, the original plan (resignation on April 1, 2022) was moved forward.

Reference:

Shown below are the executive officers as defined in the Companies Act as of April 1, 2022:

Executive officers as defined in the Companies Act

Name	Title and assignment
Masahiro Kihara	President & Group CEO (Representative Executive Officer)

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, financial planning, risk management, investment banking business, markets business and other matters as a member of the group since 1989.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as the head of business execution and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Makoto Umemiya	Deputy President & Senior Executive Officer(Representative Executive Officer) Chief Digital Innovation Officer / Head of Financial Control & Accounting Group (Group CDIO and Group CFO)

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in financial planning, portfolio management, business promotion and other matters as a member of the group since 1987.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as Chief Digital Innovation Officer and the Head of Financial Control & Accounting Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Masahiro Otsuka	Senior Executive Officer Head of Retail & Business Banking Company

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in retail business, consulting business and other matters as a member of the group since 1986.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Retail & Business Banking Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Naofumi Fuke	Senior Executive Officer Co-Head of Retail & Business Banking Company

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in retail business, securities business and other matters as a member of the group since 2016.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Co-Head of Retail & Business Banking Company (face-to-face personal business strategy) and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Hidekatsu Take	Senior Executive Officer Head of Corporate & Institutional Company Head of Global Corporate Company

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in international business, corporate planning, business promotion and other matters as a member of the group since 1988.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Corporate & Institutional Company and the Head of Global Corporate Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Yasuhiro Shibata	Senior Executive Officer Co-Head of Global Markets Company

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in markets business, international business, and other matters as a member of the group since 1986.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as the Co-Head of Global Markets Company (sales and trading strategy) and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Kenya Koshimizu	Senior Executive Officer Co-Head of Global Markets Company

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in markets business, planning business and other matters as a member of the group since 1990.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as the Co-Head of Global Markets Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Masamichi Ishikawa	Senior Executive Officer Head of Asset Management Company / Deputy Head of Strategic Planning Group

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in asset management business, markets business and other matters as a member of the group since 1987.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as the Head of Asset Management Company and the Deputy Head of Strategic Planning Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Mitsuhiro Morishita	Senior Executive Officer Head of Global Products Unit

Reason for appointment as executive officer:

He is well-acquainted with the overall business and has abundant business experience, having been engaged in products business, consulting business and other matters as a member of the group since 1990.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as the Head of Global Products Unit and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Yasuhiko Ushikubo	Senior Executive Officer Head of Research & Consulting Unit

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in macroeconomic research, industry research, business promotion and other matters as a member of the group since 1989.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as the Head of Research & Consulting Unit and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Naoshi Inomata	Senior Executive Officer Head of Strategic Planning Group (Group CSO)

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, international business, investment banking business and other matters as a member of the group since 1990.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Strategic Planning Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Motonori Wakabayashi	Senior Executive Officer Head of Risk Management Group (Group CRO)

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in risk management, research and consulting business, business promotion, corporate credit supervision and other matters as a member of the group since 1987.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Risk Management Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Nobuhiro Kaminoyama	Senior Executive Officer Head of Human Resources Group (Group CHRO)

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in human resource management, business promotion and other matters as a member of the group since 1991.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as the Head of Human Resources Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Koji Yonei	Senior Executive Officer Head of IT & Systems Group (Group CIO)

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, IT & systems planning and management with respect to the Group’s companies responsible for system operation and management (Vice President, COO of MI Digital Services Co., Ltd) and other matters as a member of the group since 1985.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of IT & Systems Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Mitsuhiro Kanazawa	Senior Executive Officer Co-Head of IT & Systems Group (Group Co-CIO)

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, risk management, international business, business promotion and other matters as a member of the group since 1990.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Co-Head of IT & Systems Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Hiroaki Ehara	Senior Executive Officer Head of Operations Group (Group COO)

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in operations planning, human resource planning, internal audits, business promotion and other matters as a member of the group since 1987.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as the Head of Operations Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Makoto Matsubara	Senior Executive Officer Head of Compliance Group (Group CCO)

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in compliance, crisis management, corporate planning, human resource management and other matters as a member of the group since 1991.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Compliance Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Hisashi Kikuchi	Senior Executive Officer Head of Internal Audit Group (Group CA)

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, human resource management, business promotion and other matters as a member of the group since 1988.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as the Head of Internal Audit Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

(2) Aggregate compensation for directors and executive officers

Basic Policy for Executive Compensation

We, by resolution of our Compensation Committee, established the Basic Policy for Executive Compensation concerning the decision on the compensation for each individual director and executive officer (the “Officers”).

∎	Basic Policy for Executive Compensation

(Basic principle)

•

Executive compensation shall be provided as compensation for the responsibilities assigned to, and the performance of, each of the Officers, and function as an incentive for each of the Officers to exercise their designated function to the fullest in our effort to realize management that contributes to value creation for various stakeholders and improve corporate value through continuous and stable corporate growth, based on our basic management policies under our Corporate Philosophy.

(Executive compensation system)

•	Executive compensation for each of the Officers shall be determined based on a pre-determined executive compensation system.

•

The executive compensation system shall include systems and rules related to, among other factors, payment compensation standard (standard amounts), structure (such as fixed and variable portions), form (such as cash or stocks) and timing (such as regular payment or payment at resignation).

•	The executive compensation system shall be established in accordance with both domestic and foreign rules and guidelines concerning executive compensation.

•

The executive compensation system shall reflect our economic and social environment as well as our medium- and long-term business performance, and we shall design our system appropriately by referring to such systems of other companies, including our competitors.

(Control)

•

Part of an Officer’s executive compensation shall be provided on a deferred payment basis over multiple years in order to mitigate risks stemming from actions taken for short-term gains that are excessively risky or could compromise value creation for various stakeholders.

•	We shall introduce, as necessary, measures to decrease or compel forfeiture of such deferred amounts or to compel forfeiture of, in whole or in part, compensation already paid.

(Governance)

•

In order to effectively ensure objectivity, appropriateness and fairness with respect to executive compensation, the Compensation Committee shall determine the important relevant matters, such as this policy, the design of the executive compensation system and the executive compensation for each director and executive officer as defined in the Companies Act.

•	All members of the Compensation Committee shall be in principle appointed from outside directors (or at least non-executive directors) and the Chairman thereof shall be an outside director.

(Disclosure)

•

In order to effectively ensure transparency with respect to executive compensation, this policy, the executive compensation system and the decided executive compensation, shall be disclosed in a lawful, appropriate manner through suitable means.

Compensation system

∎

Compensation for the Officers responsible for business execution shall, in principle, consist of Base Salary, Stock Compensation and Performance Payments. In addition, the composition ratio of fixed compensation and corporate performance linked compensation and others (variable compensation) will be determined according to the functions and responsibilities of each of the Officers and the composition ratio of fixed compensation of the Group CEO is determined to be the minimum composition ratio.

∎

From the perspective of ensuring the effectiveness of the supervisory function, compensation for Non-executive officers responsible for management supervision shall be, in principle, in the form of fixed compensation consisting of Base Salary and Stock Compensation I and such composition shall be, in principle, 85% and 15%, respectively.

Example of composition of compensation for Non-executive officers responsible for management supervision
Example of composition of compensation for officers responsible for business execution
Group executive officer as defined in our internal regulations
Group CEO
Only fixed Compensation
85.0%
100.0%
15.0%
Stock Compensation
57.5%
62.50%
5.0%
15.0%
Stock compensation ratio 20.0%
Stock Compensation
22.5%
37.5%
42.5%
50.0%
Stock compensation ratio 32.5%
7.5%
Stock Compensation
25.0%
50.0%
25.0%
Low
Variable compensation ratio and stock compensation composition ratio
High

Subject to malus and clawback

Type of compensation Detail of compensation Example of composition of compensation for Non-executive officers responsible for management supervision Example of composition of compensation for officers responsible for business execution Group executive officer as defined in our internal regulations Group CEO Payment will be made monthly in cash in accordance with the functions and responsibilities of each of the Officers. Payment will be made at the time of resignation of each of the Officers, in the form of shares of common stock of Mizuho Financial Group, in accordance with the functions and responsibilities of each of the Officers. Corporate performance linked compensation *1 “Standard Amount” x “Corporate performance linked coefficient” Deferred Payments over three years will be made in the form of shares of common stock of Mizuho Financial Group. A certain amount of deferred payment over three years will be made. For Officers other than Group CEOs, the results of organization that each of the Officers is in charge of will also be reflected. 85.0% 57.5% 62.50% 42.5% 50.5% 100% Stock compensation ratio 32.5% 7.5% 5.0% 15.0% 37.5% 50.0% 25.0% 22.5% 15.0% Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others 40% Net Income *2 10% Consolidated ROE 10% Expense Ratio 10% Qualitative 30% Evaluation from the perspective of increasing corporate value through sustainable and stable growth of the Group Based on the gross profits RORA, CET1 ratio, and the reduction of cross-shareholding, TSR, the quality of profits, customer satisfaction, employee’s engagement, and sustainability initiatives. 30% Quantitative 70% Quantitative 30% Fixed compensation Corporate performance linked compensation and others Performance Payment (Monetary compensation) Stock Compensation II (Nonmonetary compensation) Stock Compensation I (Nonmonetary compensation) *1 The Compensation Committee determines the amounts of compensation for each fiscal year. *2 Profit Attributable to Owners of Parent Variable compensation ratio and stock compensation composition ratio Low High

* A system is adopted which enables a decrease or forfeiture of the deferred amount by resolution of the Compensation Committee depending on the performance of the group or the individual (malus and clawback).

* For the Officers appointed outside Japan, the standard amount and the composition and details of the executive compensation may be determined individually based on local compensation rules and practices as well as compensation levels of our competitors.

∎	Matters regarding corporate performance linked compensation and others (variable compensation)

The corporate performance linked compensation and others (variable compensation) shall be determined by multiplying the standard amount, which is determined based on the functions and responsibilities of each of the Officers, by a corporate performance linked coefficient. To determine the coefficient, the quantitative items are evaluated based on the target achievement rates for the “Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others” (which indicates the profitability of the core operations), the “Profit Attributable to Owners of Parent” (which is the final result of management’s performance), the “Consolidated ROE” and the “Expense Ratio” (which indicate the management’s efficiency). The target achievement rate for each indicator will be capped at 150% and will be set at 0% if it falls below the target by a certain degree. In addition, the qualitative items are evaluated comprehensively, ranging from 0 to 150%, from the perspective of increasing corporate value through the Group’s sustainable and stable growth based on items that, for example, cannot be recognized only by the target achievement rates, such as the “quality of profits” (which takes into account the comparisons with previous years and other companies) and the “sustainability initiatives” (which utilized the comparisons with previous years and other companies that were evaluated by four major ESG evaluation institutions (S&P Dow Jones, Sustainalytics, MSCI, and FTSE)). In addition to the above, for the Officers other than the Group CEO, the evaluation on, among other matters, the results of each organization that each of the Officers is in charge of (in-house companies and units) will also be taken into consideration. Stock Compensation II fluctuates, in principle, within the range of 0% to 130% of the standard amount, and the Performance Payment fluctuates, in principle, within the range of 0% to 170% of the standard amount.

∎	Matters regarding non-monetary compensation (Stock Compensation)

We have introduced a stock compensation system utilizing a trust (the “System”).

The System operates through the Board Benefit Trust (BBT), in which our shares are acquired from the stock market through the trust with the fund we contribute to, which is to be provided to the Officers in accordance with the Rules of Distribution of Officer Shares stipulated. The System consists of Stock Compensation I and Stock Compensation II.

Stock Compensation I refers to the system in which a fixed number of shares is given to an Officer at the time of resignation, which is determined by the functions and responsibilities of each of the Officers at the time. The system allows for a reduction or forfeiture of the compensation depending on the performance of the group or the individual.

Stock Compensation II is a system in which deferred payments over three years will be made in the form of shares determined in accordance with the level of achievement of the 5-Year Business Plan or other factors (for example, the target achievement rates of the “Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others” and other items). The system allows for a reduction or forfeiture of the deferred compensation depending on the performance of the group or the individual.

Details of Stock Compensation paid or determined to be paid during the fiscal year 2021 under the System are described on page 95, and page 8 (in Items Disclosed on Internet pursuant to Laws and Regulations and the Articles of Incorporation in relation to the Convocation Notice of the 20th Ordinary General Meeting of Shareholders).

The voting rights pertaining to the shares owned by the trust shall not be exercised.

Compensation determination process

The Compensation Committee shall determine the executive compensation system, including the compensation system, taking into account the Basic Policy for Executive Compensation. In addition, in order to ensure fairness and objectivity concerning the compensation for each of the Officers, the Compensation Committee shall determine the compensation for each individual director and executive officer of Mizuho Financial Group as defined in the Companies Act and approve the compensation of each individual director of Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities (the “Three Core Companies”).

Visual breakdown of the compensation determination process

Mizuho Financial Group Compensation Committee The Chairman of the Compensation Committee shall be an outside director The members of the Compensation Committees are all outside directors (as of March 2022) Determination of compensation Directors and executive officers as defined in the Companies Act President & CEO Directors Executive officers as defined in the Companies Act Determination of compensation Approval of compensation Approval of compensation Executive officers as defined in our internal regulations Application for compensation Application for compensation Presidents Presidents Determination of compensation Determination of compensation Executive officers Directors Three Core Companies

Amounts of compensation

Aggregate amounts of compensation paid to directors and executive officers as defined in the Companies Act

Shown below are the compensations of the directors and executive officers as defined in the Companies Act.

The aggregate compensation paid to directors who concurrently serve as executive officers as defined in the Companies Act is included in the below table as those of “Executive officers as defined in the Companies Act.”

∎	Directors

	Compensation for FY 2021				Compensation for FY 2020
	Fixed compensation		Other compensation		Corporate performance linked compensation and others (Variable compensation)		Other compensation
	Base Salary (Monetary compensation)	Stock Compensation I (Non-monetary compensation)	(Monetary compensation)	(Non-monetary compensation)	Base Salary (Monetary compensation)	Stock Compensation II (Non-monetary compensation)	(Monetary compensation)	(Non-monetary compensation)
Number of persons	10	10	8	None	None	None	1	1
Amount	214	38	0	None	None	None	22	21
(Number of shares)	None	24	None	None	None	None	None	13

∎	Executive officers as defined in the Companies Act

	Compensation for FY 2021				Compensation for FY 2020
	Fixed compensation		Other compensation		Corporate performance linked compensation and others (Variable compensation)		Other compensation
	Base Salary (Monetary compensation)	Stock Compensation I (Non-monetary compensation)	(Monetary compensation)	(Non-monetary compensation)	Performance Payments (Monetary compensation)	Stock Compensation II (Non-monetary compensation)	(Monetary compensation)	(Non-monetary compensation)
Number of persons	16	17	17	None	16	16	None	None
Amount	371	77	1	None	225	194	None	None
(Number of shares)	None	49	None	None	None	123	None	None

Notes:

1. The amounts are indicated in units of one million yen and the numbers of shares are indicated in units of one thousand. Fractions are rounded down.

2. The number of directors in the “Fixed compensation” column for the Compensation for fiscal year 2021 includes one director who retired on June 23, 2021. The number of executive officers for the Compensation for fiscal year 2021 includes one executive officer who resigned on November 26, 2021, one executive officer who resigned on January 17, 2022 and one executive officer who was dismissed (*) on February 1, 2022. The number of executive officers for the Compensation for fiscal year 2020 includes two executive officers who resigned on April 1, 2021, one executive officer who resigned on November 26, 2021, one executive officer who resigned on January 17, 2022, and one executive officer who was dismissed(*) on February 1, 2022.(*Due to health reasons, the original plan (resignation on April 1, 2022) was moved forward.)

3. With respect to Stock Compensation I for fiscal year 2021, the amounts given are obtained by multiplying the stock ownership points, granted by the Compensation Committee of Mizuho Financial Group in July 2021 for fiscal year 2021 based on the functions and responsibilities of each of the Officers (one (1) point translates into one (1) share of common stock of Mizuho Financial Group), by the book value of Mizuho Financial Group stock (JPY 1,573.424 per share). Stock Compensation I is not linked to the performance of the group and shall be paid at the time of resignation.

4. The other compensation for fiscal year 2021 includes the condolence money premiums and other premium subsidies (group life insurance premiums paid by the group to the Officers as insured party).

5. The target and result of key indicators related to the corporate performance linked compensation and others (variable compensation) for fiscal year 2020 are as follows:

FY 2020	Target set at the beginning of the fiscal year	Result
Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others	JPY 570 billion	JPY 799.7 billion
Net Income	JPY 320 billion	JPY 471 billion
Consolidated ROE	4.0%	5.9%
Expense Ratio	71.5%	63.7%

6. With respect to the Performance Payments, the amounts stated were decided by the Compensation Committee of Mizuho Financial Group in July 2021 as the Performance Payments for fiscal year 2020.

7. With respect to the Stock Compensation II, the amounts given are obtained by multiplying the stock ownership points, granted by the Compensation Committee of Mizuho Financial Group in July 2021 for fiscal year 2020 based on the functions and responsibilities and performance of each of the Officers, by the book value of Mizuho Financial Group stock (JPY 1,573.424 per share). Stock Compensation II for fiscal year 2020 is expected to be paid as deferred payments over three years from fiscal year 2022.

8. With respect to the other compensation for fiscal year 2020, the amount of fixed compensation paid in deferral is stated. The fixed compensation paid in deferral is a system whereby the decision to pay a portion of the fixed compensation is deferred and can be reduced or forfeited in accordance with the performance of Mizuho Financial Group and other factors.

9. Because the amount of the corporate performance linked compensation and others (variable compensation) to be paid with respect to fiscal year 2021 has not yet been determined at present, the aggregate compensation above does not include the amount of corporate performance linked compensation and others (variable compensation); however, the necessary reserve is recorded for accounting purposes.

10. Since the Compensation Committee determines the executive compensation system, including the compensation system, taking into account the Basic Policy for Executive Compensation, we believe that the details of individual compensation for directors and executive officers as defined in the Companies Act are in line with the Basic Policy for Executive Compensation.

(3) Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Tatsuo Kainaka	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Companies Act, which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that the outside director is bona fide and without gross negligence in performing their duty.
Yoshimitsu Kobayashi
Ryoji Sato
Takashi Tsukioka
Masami Yamamoto
Izumi Kobayashi

(4) Matters related to Officers liability insurance contract

∎	Scope of Insured

The directors and executive officers, and auditors of Mizuho Financial Group, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., Mizuho Securities Co., Ltd., and Mizuho Research & Technologies, Ltd.

∎	Summary of Officers liability insurance contract

Mizuho Financial Group has entered into an officers liability insurance contract with an insurance company, as stipulated in Article 430-3, Paragraph 1 of the Companies Act, to create an environment that supports appropriate risk-taking by Officers without committing them to the possibility of being held liable for their actions. Under this insurance contract, if a claim for damages is made due to an act conducted by the insured based on his/her status as Officers as defined in the Companies Act of Mizuho Financial Group, Mizuho Financial Group shall indemnify the insured from any damages, litigation expenses or other expenses incurred by the insured under such insurance contract. Provided, however, that if the insured (i) obtains illicit profits or benefits, (ii) intentionally violates laws and regulations or (iii) recognizes, before the commencement of the insurance period, a situation where a claim for damages may be made, the indemnity coverage shall be excluded; therefore, measures are taken to ensure that the appropriateness of the execution of duties by Officers is not impaired. In addition, Mizuho Financial Group shall bear all insurance premiums and the insured shall not bear any insurance premiums.

(5) Attendance at meetings of the Board of Directors and Committees

(As of March 31, 2022)

Name		Board of Directors	Nominating Committee	Compensation Committee	Audit Committee	Risk Committee
Tatsuo Kainaka	Chairman of the Nominating Committee	24/24 meetings (100%)	19/19 meetings (100%)	10/10 meetings (100%)	21/21 meetings (100%)
Yoshimitsu Kobayashi		24/24 meetings (100%)	19/19 meetings (100%)
Ryoji Sato		24/24 meetings (100%)			21/21 meetings (100%)
Takashi Tsukioka	Chairman of the Audit Committee	20/20 meetings (100%)	16/16 meetings (100%)	7/7 meetings (100%)	13/13 meetings (100%)
Masami Yamamoto	Chairman of the Compensation Committee	24/24 meetings (100%)	19/19 meetings (100%)	10/10 meetings (100%)
Izumi Kobayashi	Chairman of the Board of Directors	24/24 meetings (100%)	19/19 meetings (100%)			9/9 meetings (100%)
Yasuhiro Sato		24/24 meetings (100%)
Tatsufumi Sakai		18/24 meetings (75%)
Hisaaki Hirama	Chairman of the Risk Committee	24/24 meetings (100%)			21/21 meetings (100%)	9/9 meetings (100%)
Seiji Imai		20/20 meetings (100%)
Makoto Umemiya		24/24 meetings (100%)
Motonori Wakabayashi		24/24 meetings (100%)
Nobuhiro Kaminoyama		20/20 meetings (100%)

Note:

1.

With respect to Messrs. Takashi Tsukioka, Seiji Imai, and Nobuhiro Kaminoyama, the stated attendance at the meetings of the Board of Directors is for those meetings that were held during fiscal year 2021, after their appointment as directors of Mizuho Financial Group in June 2021.

2.

With respect to Mr. Takashi Tsukioka, the stated attendance at the meetings of the Nominating Committee, the Compensation Committee, and the Audit Committee is for those meetings that were held during fiscal year 2021, after his appointment as a member of those Committees in June 2021.

3. Matters regarding outside directors

(1) Concurrent offices and other details of outside directors

Details of major concurrent offices of outside directors are as described in the above “2. Matters regarding directors and executive officers, 1 Directors and executive officers.” Mizuho Financial Group has no relationships required to be stated with the organizations at which the outside directors hold major concurrent offices.

(2) Major activities of outside directors

The attendance of outside directors at meetings of the Board of Directors and relevant committees during fiscal year 2021 is as described in the above “2. Matters regarding directors and executive officers, 5 Attendance at meetings of the Board of Directors and Committees.”

By leveraging their extensive experiences, deep insights, and high level of expertise, outside directors proactively voiced useful opinions in the discussions on proposals, provided necessary opinions and suggestions from a perspective independent from that of the management at the Board of Directors of Mizuho Financial Group and relevant committees.

In addition to the above, in November 2021, when Messrs. Tatsuo Kainaka, Yoshimitsu Kobayashi, Ryoji Sato, Takashi Tsukioka and Masami Yamamoto and Ms. Izumi Kobayashi were serving as outside directors of Mizuho Financial Group, Mizuho Financial Group and Mizuho Bank, Ltd. received a business improvement order from the Financial Services Agency of Japan, pursuant to the provisions of the Banking Act of Japan, in regard to the series of system failures that have occurred since February 28, 2021. (At the same time, Mizuho Bank, Ltd. received a corrective action order from the Ministry of Finance of Japan, pursuant to the provisions of the Foreign Exchange and Foreign Trade Act of Japan.)

Prior to the occurrence of the series of incidents, Messrs. Tatsuo Kainaka, Yoshimitsu Kobayashi, Ryoji Sato and Masami Yamamoto and Ms. Izumi Kobayashi had provided opinions and suggestions from various perspectives, including group governance, risk management and compliance, at the Board of Directors Meetings and meetings of other committees. (Mr. Takashi Tsukioka was appointed as an outside director of Mizuho Financial Group on June 23, 2021.)

After the occurrence of the series of incidents, Mr. Tatsuo Kainaka, as the Chairman of the System Failure Response Evaluation Committee, and Messrs. Ryoji Sato and Takashi Tsukioka and Ms. Izumi Kobayashi, as members of the same committee, have carried out their responsibilities by, among other acts, providing opinions and suggestions on measures to prevent similar incidents in the future, reporting matters verified by the committee and other matters at the Board of Directors Meetings of the Mizuho Financial Group and implementing an initiative to strengthen relevant supervisory functions.

Also, after the occurrence of the series of incidents, Messrs. Yoshimitsu Kobayashi and Masami Yamamoto have carried out their responsibilities by, among other acts, providing opinions and suggestions at the Board of Directors Meeting of Mizuho Financial Group for strengthening governance functions across the group and by implementing an initiative to strengthen relevant supervisory functions based on reports by the System Failure Response Evaluation Committee and other relevant findings.

Name	Term in office	Input at the Board of Directors Meeting and other activities
Tatsuo Kainaka	7 years, 9 months	By leveraging his extensive experience, deep insight and high level of expertise in the legal profession, at the Board of Directors Meeting, he provides opinions and suggestions concerning (i) the desirable compliance measures and (ii) the efforts to reform the corporate culture. In addition, at the Nominating Committee, as the Chairman, he played an appropriate role in performing the supervisory functions by, among other matters, leading the discussions on the Group CEO’s personnel requirements, multifaceted evaluation of the candidates and the desirable Board of Directors in light of the role of a holding company, when the Group CEO was replaced.

Yoshimitsu Kobayashi	1 year, 9 months	By leveraging his broad experience and deep insight about corporate governance as a senior executive, he provides opinions and suggestions on sustainability and business continuity management among other matters at the Board of Directors Meeting. In addition, at the Nominating Committee, he played an appropriate role in performing the supervisory functions by, among other matters, actively providing opinions on the desirable Board of Directors in light of the role of a holding company as well as the replacement of the Group CEO.

Name	Term in office	Input at the Board of Directors Meeting and other activities
Ryoji Sato	1 year, 9 months	By leveraging his extensive experience, deep insight and high level of expertise in finance and accounting as a certified public accountant, he provides opinions and suggestions on various proposals from, among others, the viewpoint of financial impacts at the Board of the Directors Meeting. In addition, at the Audit Committee, he played an appropriate role in performing supervisory functions by, among other matters, leading discussions on internal controls over financial reporting and the desirable accounting audit that takes into account international trends.

Takashi Tsukioka	9 months	By leveraging his extensive experience and deep insight in the energy field that he has cultivated in Japan and overseas, he provides opinions and suggestions on efforts to reform corporate culture and on human resource strategies at the Board of Directors Meeting. In addition, at the Audit Committee, as the Chairman, he played an appropriate role in performing of the supervisory functions by, among other matters, by monitoring the status of implementation of management plans and efforts to improve the level of governance.

Masami Yamamoto	2 year, 9 months	By leveraging his extensive experience as a senior executive and his deep insight and expertise in the field of technology, he provides opinions and suggestions on cyber security and human resource strategies at the Board of Directors Meeting. In addition, at the Compensation Committee, as the Chairman, he played an appropriate role in performing supervisory functions by, among other matters, leading discussions on further improving the transparency of the basis for determining variable compensation, including, among other matters, the embodiment of the compensation determining factors related to sustainability, from the perspective of providing appropriate incentives to directors and officers.

Name	Term in office	Input at the Board of Directors Meeting and other activities
Izumi Kobayashi	4 years, 9 months	As the Chairman of the Board of Directors, by contributing to the separation of execution and supervision functions through appropriate management of meetings of the Board of Directors and leveraging her deep insight in the financial field and experience in managing an organization known for its diversity, she provides opinions and suggestions on, among other matters, the promotion of sustainability and diversity & inclusion at the Board of Directors Meeting. In addition, at the Risk Committee, she played an appropriate role in performing supervisory functions by, among other matters, actively providing opinions from various perspectives.

(3) Compensation for outside directors (for the fiscal year 2021)

	Compensation paid by Mizuho Financial Group				Compensation paid by subsidiary of Mizuho Financial Group
	Base salary (Monetary compensation)	Stock Compensation I (Non-monetary compensation)	Other compensation		None
			(Monetary compensation)	(Non-monetary compensation)
Number of persons	7	7	5	None	None
Amount	109	15	0	None	None
(Number of shares)	None	9	None	None	None

Notes:

1.	The amounts are indicated in units of one million yen and the numbers of shares are indicated in units of one thousand. Fractions are rounded down.

2.	The number of outside directors in the “Base Salary” and “Stock Compensation I” columns under “Compensation paid by Mizuho Financial Group” includes one outside director who retired on June 23, 2021.

3.

With respect to Stock Compensation I, the amounts given are obtained by multiplying the stock ownership points, granted by the Compensation Committee of Mizuho Financial Group in July 2021 for fiscal year 2021 based on the functions and responsibilities of each of the Officers, (one (1) point translates into one (1) share of common stock of Mizuho Financial Group), by the book value of Mizuho Financial Group stock (JPY 1,573.424 per share). Stock Compensation I is not linked to the performance of the group and shall be paid at the time of resignation.

4.	The other compensation includes the condolence money premiums and other premium subsidies (group life insurance premiums paid by the group to the Officers as insured party).

5.

Since the Compensation Committee determines the executive compensation system, including the compensation system, taking into account the Basic Policy for Executive Compensation, we believe that the details of individual compensation for outside directors as defined in the Companies Act are in line with the Basic Policy for Executive Compensation.

Other matters to consider

There are no matters to report that apply to the following sections: “Other important matters regarding the current state of the group,” “Indemnity agreements with directors and executive officers,” “Opinion of the outside directors,” “Liability limitation agreements with independent auditors,” “Indemnity agreements with independent auditors,” “Basic policy on the conduct of parties in control of financial and business policy decisions of the company,” “Matters concerning transactions with the parent company” and “Matters concerning accounting advisors (‘kaikei sanyo’).”

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2022

Millions of yen
As of March 31, 2022
Assets
Cash and Due from Banks	¥51,359,301
Call Loans and Bills Purchased	940,008
Receivables under Resale Agreements	12,750,363
Guarantee Deposits Paid under Securities Borrowing Transactions	2,340,089
Other Debt Purchased	3,476,021
Trading Assets	13,221,415
Money Held in Trust	591,183
Securities	44,641,060
Loans and Bills Discounted	84,736,280
Foreign Exchange Assets	2,627,492
Derivatives other than for Trading Assets	2,277,160
Other Assets	7,797,796
Tangible Fixed Assets	1,095,977
Buildings	340,016
Land	623,627
Lease Assets	4,675
Construction in Progress	21,737
Other Tangible Fixed Assets	105,919
Intangible Fixed Assets	601,292
Software	371,534
Goodwill	52,547
Lease Assets	1,823
Other Intangible Fixed Assets	175,387
Net Defined Benefit Asset	863,217
Deferred Tax Assets	184,594
Customers’ Liabilities for Acceptances and Guarantees	8,346,878
Reserves for Possible Losses on Loans	(783,886)
Reserve for Possible Losses on Investments	(107)

Total Assets	¥237,066,142

Liabilities
Deposits	¥138,830,872
Negotiable Certificates of Deposit	16,868,931
Call Money and Bills Sold	1,278,050
Payables under Repurchase Agreements	20,068,779
Guarantee Deposits Received under Securities Lending Transactions	1,172,248
Commercial Paper	1,775,859
Trading Liabilities	9,608,976
Borrowed Money	6,590,527
Foreign Exchange Liabilities	1,508,453
Short-term Bonds	537,167
Bonds and Notes	10,714,004
Due to Trust Accounts	1,167,284
Derivatives other than for Trading Liabilities	2,770,852
Other Liabilities	6,301,484
Reserve for Bonus Payments	120,052
Reserve for Variable Compensation	2,278
Net Defined Benefit Liability	71,774
Reserve for Director and Corporate Auditor Retirement Benefits	557
Reserve for Possible Losses on Sales of Loans	1,309
Reserve for Contingencies	6,622
Reserve for Reimbursement of Deposits	17,620
Reserve for Reimbursement of Debentures	10,504
Reserves under Special Laws	3,132
Deferred Tax Liabilities	30,923
Deferred Tax Liabilities for Revaluation Reserve for Land	59,962
Acceptances and Guarantees	8,346,878

Total Liabilities	227,865,110

Millions of yen
As of March 31, 2022
Net Assets
Common Stock	2,256,767
Capital Surplus	1,125,324
Retained Earnings	4,756,435
Treasury Stock	(8,342)

Total Shareholders’ Equity	8,130,185

Net Unrealized Gains (Losses) on Other Securities	719,822
Deferred Gains or Losses on Hedges	(76,757)
Revaluation Reserve for Land	132,156
Foreign Currency Translation Adjustments	2,346
Remeasurements of Defined Benefit Plans	169,652
Own Credit Risk Adjustments, Net of Tax	(23)

Total Accumulated Other Comprehensive Income	947,197

Stock Acquisition Rights	94
Non-controlling Interests	123,555

Total Net Assets	9,201,031

Total Liabilities and Net Assets	¥237,066,142

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2022

Millions of yen
For the fiscal year ended March 31, 2022
Ordinary Income	¥3,963,091
Interest Income	1,309,009
Interest on Loans and Bills Discounted	877,895
Interest and Dividends on Securities	275,393
Interest on Call Loans and Bills Purchased	1,426
Interest on Receivables under Resale Agreements	29,694
Interest on Securities Borrowing Transactions	2,431
Interest on Due from Banks	58,748
Other Interest Income	63,419
Fiduciary Income	60,490
Fee and Commission Income	905,575
Trading Income	1,017,889
Other Operating Income	393,956
Other Ordinary Income	276,170
Recovery of Written-off Claims	18,260
Other	257,910
Ordinary Expenses	3,403,244
Interest Expenses	315,550
Interest on Deposits	64,829
Interest on Negotiable Certificates of Deposit	15,436
Interest on Call Money and Bills Sold	1,149
Interest on Payables under Repurchase Agreements	36,356
Interest on Securities Lending Transactions	42
Interest on Commercial Paper	3,721
Interest on Borrowed Money	6,034
Interest on Short-term Bonds	68
Interest on Bonds and Notes	171,577
Other Interest Expenses	16,334
Fee and Commission Expenses	164,579
Trading Expenses	730,204
Other Operating Expenses	224,116
General and Administrative Expenses	1,392,896
Other Ordinary Expenses	575,896
Provision for Reserves for Possible Losses on Loans	236,491
Other	339,404

Ordinary Profits	559,847

Extraordinary Gains	78,196
Gains on Disposition of Fixed Assets	3,938
Gains on Cancellation of Employee Retirement Benefit Trust	74,254
Other Extraordinary Gains	3
Extraordinary Losses	34,171
Losses on Disposition of Fixed Assets	6,585
Losses on Impairment of Fixed Assets	27,585

Income before Income Taxes	603,872

Income Taxes:
Current	130,079
Refund of Income Taxes	(12,738)
Deferred	(56,652)

Total Income Taxes	60,688

Profit	543,183

Profit Attributable to Non-controlling Interests	12,703

Profit Attributable to Owners of Parent	¥530,479

NON-CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2022

Millions of yen
As of March 31, 2022
Assets
Current Assets
Cash and Due from Banks	¥51,770
Prepaid Expenses	3,609
Current Portion of Long-term Loans to Subsidiaries and Affiliates	471,278
Other Current Assets	208,359
Total Current Assets	735,018
Fixed Assets
Tangible Fixed Assets	51,168
Buildings	18,346
Equipment	589
Land	32,125
Construction in Progress	3
Other Tangible Fixed Assets	103
Intangible Fixed Assets	6,935
Trademarks	0
Software	3,039
Other Intangible Fixed Assets	3,895
Investments	13,571,079
Investment Securities	2
Investments in Subsidiaries and Affiliates	5,649,249
Long-term Loans to Subsidiaries and Affiliates	7,870,088
Long-term Prepaid Expenses	115
Prepaid Pension Cost	29,162
Other Investments	22,462
Total Fixed Assets	13,629,183

Total Assets	¥14,364,202

Liabilities
Current Liabilities
Short-term Borrowings	¥755,000
Accounts Payable	2,329
Accrued Expenses	30,985
Accrued Corporate Taxes	13
Deposits Received	2,130
Unearned Income	69
Reserve for Bonus Payments	628
Reserve for Variable Compensation	817
Current portion of Bonds and Notes Payable	471,278
Total Current Liabilities	1,263,252
Non-Current Liabilities
Bonds and Notes	7,291,088
Long-term Borrowings	180,000
Deferred Tax Liabilities	1,086
Reserve for Employee Retirement Benefits	10,882
Other Non-Current Liabilities	12,438
Total Non-Current Liabilities	7,495,495

Total Liabilities	¥8,758,748

Net Assets
Shareholders’ Equity
Common Stock	¥2,256,767
Capital Surplus
Capital Reserve	1,196,659
Total Capital Surplus	1,196,659
Retained Earnings
Appropriated Reserve	4,350
Other Retained Earnings	2,154,323
Retained Earnings Brought Forward	2,154,323
Total Retained Earnings	2,158,673
Treasury Stock	(6,756)

Total Shareholders’ Equity	5,605,343

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	16

Total Valuation and Translation Adjustments	16

Stock Acquisition Rights	94

Total Net Assets	5,605,454

Total Liabilities and Net Assets	¥14,364,202

NON-CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2022

Millions of yen
For the fiscal year ended March 31, 2022
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥279,822
Fee and Commission Income Received from Subsidiaries and Affiliates	41,024
Total Operating Income	320,846
Operating Expenses
General and Administrative Expenses	43,191
Total Operating Expenses	43,191

Operating Profits	277,654

Non–Operating Income
Interest on Loans	133,215
Other Non–Operating Income	1,508
Total Non–Operating Income	134,724
Non–Operating Expenses
Interest Expenses	2,139
Interest on Bonds	124,259
Bond Issuance Expenses	4,053
Other Non–Operating Expenses	5,695
Total Non–Operating Expenses	136,148

Ordinary Profits	276,230

Extraordinary Gains
Gains on Disposition of Investments in Subsidiaries	53,005
Total Extraordinary Gains	53,005

Extraordinary Losses
Losses on Disposition of Fixed Assets	21
Losses on Disposition of Investments in Subsidiaries	26,606
Total Extraordinary Losses	26,627

Income before Income Taxes	302,607

Income Taxes:
Current	(103,716)
Deferred	806
Total Income Taxes	(102,910)

Net Income	¥405,518

[Translation]

Independent Auditor’s Report

May 13, 2022

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC Tokyo, Japan

Ryuji Takagi Designated Engagement Partner Certified Public Accountant

Toru Nakagiri Designated Engagement Partner Certified Public Accountant

Mitsuhiro Nagao Designated Engagement Partner Certified Public Accountant

Takahiro Fujimoto Designated Engagement Partner Certified Public Accountant

Audit opinion

Pursuant to Article 444, Paragraph 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Mizuho Financial Group, Inc. (the “Company”) applicable to the fiscal year from April 1, 2021 through March 31, 2022.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position and results of operations of the Mizuho Financial Group, Inc. and its consolidated subsidiaries, applicable to the fiscal year ended March 31, 2022 in accordance with accounting principles generally accepted in Japan.

Basis for the audit opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in Auditor’s Responsibility for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company and its consolidated subsidiaries in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Information

The other information comprises business report and the supplemental schedule. Management is responsible for the preparation and disclosure of the other information. In addition, the Audit Committee is responsible for overseeing the Officers and Directors’ execution of duties relating to the design and operating effectiveness of the controls over the Group’s reporting process of the other information.

Our audit opinion on the consolidated financial statements does not cover the other information, and we do not provide an opinion on the other information.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Management’s and the Audit Committee’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.

The audit committee is responsible for monitoring the execution of duties by executive officers and directors in the development and operation of financial reporting processes

Auditor’s Responsibility for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the purpose of the audit of the consolidated financial statements is not expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in Japan.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company and its consolidated subsidiaries to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Conflicts of Interest

We have no interest in the Company and its consolidated subsidiaries which should be disclosed in accordance with the Certified Public Accountants Act.

[Notes to the Readers of Independent Auditor’s Report]

This is an English translation of the Independent Auditor’s Report as required by the Companies Act of Japan for the conveniences of the reader.

[Translation]

Independent Auditor’s Report

May 13, 2022

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC Tokyo, Japan

Ryuji Takagi Designated Engagement Partner Certified Public Accountant

Toru Nakagiri Designated Engagement Partner Certified Public Accountant

Mitsuhiro Nagao Designated Engagement Partner Certified Public Accountant

Takahiro Fujimoto Designated Engagement Partner Certified Public Accountant

Audit opinion

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying non-consolidated financial statements, which comprise the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, the notes to the non-consolidated financial statements and the related supplementary schedules (“Financial Statements, etc.”), of Mizuho Financial Group, Inc. (the “Company”) applicable to the 20th fiscal year from April 1, 2021 through March 31, 2022.

In our opinion, the Financial Statements, etc. referred to above present fairly, in all material respects, the financial position and results of operations of Mizuho Financial Group, Inc. applicable to the 20th fiscal year ended March 31, 2022 in accordance with accounting principles generally accepted in Japan.

Basis for the audit opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibility for the Audit of the Financial Statements, etc. section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the Financial Statements, etc. in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Information

The other information comprises business report and the supplemental schedule. Management is responsible for the preparation and disclosure of the other information. In addition, the Audit Committee is responsible for overseeing the Officers and Directors’ execution of duties relating to the design and operating effectiveness of the controls over the Group’s reporting process of the other information.

Our audit opinion on the non-consolidated financial statements does not cover the other information, and we do not provide an opinion on the other information.

In connection with our audit of the non-consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the non-consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Management’s and the Audit Committee’s Responsibility for the Financial Statements, etc.

Management is responsible for the preparation and fair presentation of the Financial Statements, etc. in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the Financial Statements, etc. that are free from material misstatement, whether due to fraud or error.

In preparing the Financial Statements, etc., management is responsible for assessing the Company’s ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.

The audit committee is responsible for monitoring the execution of duties by executive officers and directors in the development and operation of financial reporting processes.

Auditor’s Responsibility for the Audit of the Financial Statements, etc.

Our objectives are to obtain reasonable assurance about whether the Financial Statements, etc. as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate they could reasonably be expected to influence the economic decisions of users taken on the basis of the Financial Statements, etc..

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Financial Statements, etc., whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the purpose of the audit of the Financial Statements, etc. is not expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Financial Statements, etc. or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Financial Statements, etc., including the disclosures, and whether the Financial Statements, etc. represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in Japan.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the Financial Statements, etc. in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Conflicts of Interest

We have no interest in the Company which should be disclosed in accordance with the Certified Public Accountants Act.

[Notes to the Readers of Independent Auditor’s Report]

This is an English translation of the Independent Auditor’s Report as required by the Companies Act of Japan for the conveniences of the reader.

[Translation]

Audit Report

The Audit Committee audited the performance of duties of Mizuho Financial Group’s directors and executive officers as defined in the Companies Act during the 20th fiscal year since founding (from April 1, 2021 to March 31, 2022) and hereby reports the auditing method and the results thereof as follows:

1.	Auditing method and details thereof

The Audit Committee periodically received from the directors and the executive officers as defined in the Companies Act, employees, and other related persons, reports on the content of resolutions made by the Board of Directors regarding the matters as enumerated in (b) through (e) of Article 416, Paragraph 1, Item (i) of the Companies Act and the status of (i) the establishment of systems that have been developed in compliance of such resolutions (internal control system) and (ii) the management thereof and, when necessary, requested explanations regarding such reports and expressed our opinions, in addition to which the Audit Committee conducted audits using the following methods.

(i)

In accordance with the auditing policy established by the Audit Committee and the assignment of the duties of each member of the Audit Committee and other related matters, the Audit Committee, working closely with the Internal Audit Group, attended important meetings; received from the directors, the executive officers as defined in the Companies Act, and other related persons, reports on the matters regarding the performance of their duties and, when necessary, requested explanations regarding such reports; inspected important authorized documents and associated information; and examined the business and financial position of Mizuho Financial Group. As for Mizuho Financial Group’s subsidiaries, the Audit Committee has communicated and shared information with the directors and corporate auditors and other related persons of these subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses.

(ii)

The Audit Committee monitored and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner. The Audit Committee received from the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding those reports. The Audit Committee also received notification from the independent auditors to the effect that the Audit Committee had developed the structure for ensuring appropriate execution of the duties of the independent auditors (as enumerated in each item of Article 131 of the Company Calculation Regulations) in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005) and other applicable standards. When necessary, the Audit Committee requested explanations on such notifications.

Based on the foregoing method, the Audit Committee reviewed the Business Report, the supplementary schedules thereto, the non-consolidated financial statements (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in net assets and notes to the non-consolidated financial statements), the supplementary schedules to the non-consolidated financial statements, and the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and notes to the consolidated financial statements) for the 20th fiscal year.

2.	Audit results

(1)	Audit results on the Business Report

A.

In our opinion, the Business Report and the supplementary schedules fairly represent Mizuho Financial Group’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of Mizuho Financial Group.

B.

With regard to the execution of duties by the directors and the executive officers as defined in the Companies Act, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of Mizuho Financial Group in the course of their execution of duties.

C.	In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate.

With respect to the internal control systems, we have not found anything to be pointed out regarding the content of the Business Report nor the performance of duties by the directors and the executive officers as defined in the Companies Act.

As stated in the Business Report, Mizuho Financial Group and Mizuho Bank received a business improvement order from the Financial Services Agency of Japan in regard to the series of system failures, and they submitted a business improvement plan to the Financial Services Agency of Japan on January 17, 2022. In cooperation with the System Failure Response Evaluation Committee, which consists solely of outside directors of Mizuho Financial Group, and the Audit & Supervisory Committee of Mizuho Bank, the Audit Committee confirmed that the measures to prevent further incidents have been steadily implemented. In addition, Mizuho Bank received a corrective action order from the Ministry of Finance of Japan in regard to the performance of the confirmation obligations of banks under the Foreign Exchange and Foreign Trade Act of Japan, and has been working to improve its performance of such obligations and enhance its frameworks for compliance with laws and regulations. The Audit Committee will carefully monitor and inspect the status of the group’s enhancement of the internal management systems and other initiatives, including whether the above-mentioned measures to improve operations and prevent further incidents have been implemented and taken hold.

(2)	Results of audit of the consolidated financial statements

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

(3)	Results of audit of the non–consolidated financial statements and supplementary schedules thereto

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

May 13, 2022

Audit Committee, Mizuho Financial Group, Inc.

Takashi Tsukioka, Member of the Audit Committee
Tatsuo Kainaka, Member of the Audit Committee
Ryoji Sato, Member of the Audit Committee
Hisaaki Hirama, Member of the Audit Committee

Note: Messrs. Takashi Tsukioka, Tatsuo Kainaka and Ryoji Sato, the members of the Audit Committee, are “outside directors” as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

[End of Document]

∎ Mizuho Financial Group’s cross-shareholdings of other listed companies

•  For the fiscal years 2019 — 2021, we achieved a reduction of JPY 342.5 billion, while the target was JPY 300.0 billion yen. We are making steady progress in the reduction of cross-shareholdings.

•  The reduction target for the fiscal years 2019 – 2023 is as stated below. We will continue to conduct careful negotiations through dialogue with clients in order to reduce stock market volatility risk.

Details of cross-shareholdings of other listed companies are available on our website.

Reference Consolidated Acquisition cost basis Reduction result and target (JPY billion) Reduction target Mar. 2019 Mar. 2020 Mar. 2021 Mar. 2022 Mar. 2024 Number of issues2 1,060 1,013 970 882 1,419.8 1,272.0 1,167.7 1,077.3 -90.3 -342.5 (reduction of 315.8 from sales) Sales of JPY 450.0 billion by the end of FY 2023 Cumulative total of stocks listed in Japan for FY 2019 - 2023

(Reference) Reduction of shares held as employee retirement benefit trust assets

Reduction result for the fiscal years 2020 – 2021: Reduction of JPY 425.7 billion

1. Other Securities which have readily determinable fair market values.

2. Each number represents only the number of stocks listed in Japan that were held by Mizuho Bank, Ltd.

Policy regarding Mizuho Financial Group’s cross-shareholdings of other listed companies

•

As a basic policy, unless we consider these holdings to be meaningful, Mizuho Financial Group and the Three Core Companies[3] will not hold the shares of other companies as cross–shareholdings. This reflects factors including the changes in the environment surrounding Japan’s Corporate Governance Code and the potential impact on our financial position associated with stock market volatility risk.

•

We consider cross–shareholdings to be meaningful if they contribute to the maintenance and improvement of the corporate value of issuers and the Mizuho group based on their growth potential, outlook or recovery perspectives or as a result of studies on present and future economic feasibility and profitability.

•

We will regularly and continually examine whether shares held as cross–shareholdings are meaningful, and we will dispose of holdings determined to be deficient in meaning with due regard to the impact on the market and other matters. Through dialogue with the issuing companies, we will also reduce even those holdings we consider to be meaningful.

3. “Three Core Companies” refers to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

Assess the meaning of holding based on criteria such as profitability

Quantitative Assessment Comprehensive Assessment Profitability criteria used to assess meaning: We determine holding to be meaningful when the ratio between Total Profit4 and Risk Capital5 associated with the client exceeds the hurdle rate established based on the cost of capital (cost of capital + other factors) 4: The total after deducting credit costs, expenses, and funding costs, etc. 5: The sum of credit risk and stock market volatility risk, etc. (As of the end of March 2021, this has been revised to a Basel III finalization on a fully effective basis.) Profitability of shareholding per client Consider the potential for in profitability Whether it is possible to improve profitability and to meet the criteria through dialogue with the client Consideration is given to cases where clients are undergoing corporate recovery Negotiation Negotiate to improve profitability Negotiate sale of holdings (including partial sale) Holdings considered as meaningful Meet the criteria